                                            File Nos. 333-_____ and 811-8696

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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM N-4

            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                                                                     [X]

                         PRE-EFFECTIVE AMENDMENT NO.                 [_]

                                                                     [_]
                      POST-EFFECTIVE AMENDMENT NO.

                                     AND/OR

        REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

                                                                     [X]
                              AMENDMENT NO. 4
                       (CHECK APPROPRIATE BOX OR BOXES.)

                    JOHN HANCOCK VARIABLE ANNUITY ACCOUNT I
                           (EXACT NAME OF REGISTRANT)

                  JOHN HANCOCK VARIABLE LIFE INSURANCE COMPANY
                              (NAME OF DEPOSITOR)

                      JOHN HANCOCK PLACE, BOSTON, MA 02117
        (ADDRESS OF DEPOSITOR'S PRINCIPAL EXECUTIVE OFFICES)     (ZIP CODE)

       DEPOSITOR'S TELEPHONE NUMBER, INCLUDING AREA CODE: (617) 572-5060

                           SANDRA M. DaDALT, ESQUIRE
                  JOHN HANCOCK VARIABLE LIFE INSURANCE COMPANY
                               JOHN HANCOCK PLACE
                                BOSTON, MA 02117
                    (NAME AND ADDRESS OF AGENT FOR SERVICE)

Approximate date of proposed public offering: as soon as practicable after the effective date of this Registration Statement.

An indefinite amount of the Registrant's securities has been registered pursuant to a declaration under Rule 24f-2, under the Investment Company Act of 1940, set out in a previously filed Form N-4 Registration Statement of Registrant and Registrant's Depositor (File No. 33-82648). Registrant filed its Rule 24f-2 Notice for the December 31, 1995 fiscal year on February 26, 1996.

Title and amount of securities being registered: interests under flexible premium deferred variable annuity contracts.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

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

                    JOHN HANCOCK VARIABLE ANNUITY ACCOUNT I

                             CROSS REFERENCE SHEET

 FORM N-4 ITEM NO.                  SECTION IN PROSPECTUS
 -----------------                  ---------------------
  1. Cover Page...................  Cover Page
  2. Definitions..................  Special Terms; Variable Account Valuation
                                     Procedures
  3. Synopsis or Highlights.......  Summary Information
  4. Condensed Financial
      Information.................  Not Available
  5. General Description of
      Registrant, Depositor         JHVLICO, John Hancock, The Account and the
      and Portfolio Companies.....   Series Fund; Voting Privileges
  6. Deductions...................  Charges Variable Annuity Contracts
  7. General Description of
      Variable Annuity Contracts..  The Contracts; The Accumulation Period; The
                                     Annuity Period; Miscellaneous Provisions;
                                     Changes in Applicable Law-Funding and
                                     Otherwise
  8. Annuity Period...............  The Annuity Period
  9. Death Benefit................  The Accumulation Period; The Annuity Period
 10. Purchases and Contract         The Contracts; The Accumulation Period;
      Values......................   Variable Account Valuation Procedures;
                                     Performance
 11. Redemptions..................  The Accumulation Period; Miscellaneous
                                     Provisions
 12. Taxes........................  Federal Income Taxes
 13. Legal Proceedings............  Not Applicable
 14. Table of Contents of
      Statement of Additional       Table of Contents of Statement of
      Information.................   Additional Information

                     [LOGO OF JONN HANCOCK APPEARS HERE]

                                Variable Life
                              Insurance Company

            INDIVIDUAL COMBINATION FIXED/VARIABLE ANNUITY CONTRACTS
                    JOHN HANCOCK VARIABLE ANNUITY ACCOUNT I

                           LIFE AND ANNUITY SERVICES
                                 P.O. BOX 111
                          BOSTON, MASSACHUSETTS 02117

                            TELEPHONE 800-741-8184
                               FAX 617-572-0954

                            PROSPECTUS      , 1997

  The individual deferred annuity contracts ("Contracts") described in this prospectus can be funded, at the discretion of the Owner by, at any one time, up to ten of the eighteen subaccounts of John Hancock Variable Annuity Account I ("Account"), a fixed annuity account (the "Fixed Account"), or a combination of the Fixed Account and up to nine of the subaccounts. The assets of each subaccount will be invested in a corresponding Portfolio of John Hancock Variable Series Trust I ("Fund"), a mutual fund advised by John Hancock Mutual Life Insurance Company ("John Hancock"). The Fixed Account is a part of the general account of John Hancock Variable Life Insurance Company ("JHVLICO").

  This prospectus sets forth concisely information about the Account that a prospective investor ought to know before investing. A statement of additional
information for the Account, dated      , 1997, has been filed with the
Securities and Exchange Commission ("Commission") and is incorporated herein by reference. This statement, the table of contents of which appears at page of this prospectus, is available upon request and without charge from JHVLICO at the address above or at 800-555-1440.

  Only the variable features of the Contracts are described in this prospectus. For a summary of the fixed features, see "Appendix--The Fixed Account and Fixed Account Value".

  For additional information pertaining to the purchase of a Contract as an Individual Retirement Annuity, see "Appendix--Variable Annuity Information for Individual Retirement Annuities".

  The prospectus for the Fund, which is attached to this prospectus, describes the investment objectives, policies and risks of investing in the Portfolios of the Fund: Managed, Growth & Income, Equity Index, Large Cap Value, Large Cap Growth, Mid Cap Value, Mid Cap Growth, Special Opportunities, Real Estate Equity, Small Cap Value, Small Cap Growth, International Balanced, International Equities, International Opportunities, Short-Term U.S. Government, Sovereign Bond, Strategic Bond, and Money Market.

       THIS PROSPECTUS SHOULD BE READ AND RETAINED FOR FUTURE REFERENCE. IT IS NOT VALID UNLESS ATTACHED TO A CURRENT PROSPECTUS FOR THE FUND.

THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                               TABLE OF CONTENTS

                                                                            Page
SYNOPSIS OF EXPENSE INFORMATION............................................   4
SPECIAL TERMS..............................................................   6
SUMMARY INFORMATION........................................................   7
THE VARIABLE ANNUITY.......................................................  10
JHVLICO, JOHN HANCOCK, THE ACCOUNT AND THE SERIES FUND.....................  11
CHARGES UNDER VARIABLE ANNUITY CONTRACTS...................................  14
  Charges For Mortality And Expense Risks..................................  14
  Charges for Administrative Services......................................  14
  Variations in Charges....................................................  14
  Premium or Similar Taxes.................................................  15
THE CONTRACTS..............................................................  15
  Purchase of Contracts....................................................  16
  Annuity Direct Deposit Program...........................................  16
THE ACCUMULATION PERIOD....................................................  16
  Allocation of Purchase Payments (Accumulation Shares)....................  16
  Value of Accumulation Shares.............................................  16
  Transfers Among Subaccounts..............................................  16
  Dollar-Cost Averaging....................................................  17
  Surrender of Contract; Partial Withdrawals...............................  17
  Systematic Withdrawal....................................................  18
  Death Benefit Before Date of Maturity....................................  18
THE ANNUITY PERIOD.........................................................  19
  Variable Monthly Annuity Payments........................................  19
  Assumed Investment Rate..................................................  20
  Calculation of Annuity Units.............................................  20
  Annuity Options..........................................................  20
  Option A: Life Annuity with Five, Ten or Twenty Years Certain............  20
  Option B: Life Annuity Without Refund....................................  21
  Other Conditions.........................................................  21
VARIABLE ACCOUNT VALUATION PROCEDURES......................................  21
MISCELLANEOUS PROVISIONS...................................................  22
  Restriction on Assignment................................................  22
  Deferment of Payment.....................................................  22
  Reservation of Rights....................................................  22
  Owner and Beneficiary....................................................  22
FEDERAL INCOME TAXES.......................................................  22
  The Account and JHVLICO..................................................  22
  Contracts Purchased Other Than to Fund a Tax Qualified Plan..............  23
  Diversification Requirements.............................................  23
  Contracts Purchased Under Individual Retirement Annuity Plans (IRAs).....  24
  Withholding of Taxes.....................................................  24
  See Your Own Tax Adviser.................................................  24
PERFORMANCE................................................................  25
STATE REGULATION...........................................................  25
REPORTS....................................................................  25
VOTING PRIVILEGES..........................................................  25

                                                                           Page
CHANGES IN APPLICABLE LAW--FUNDING AND OTHERWISE..........................  26
LEGAL MATTERS.............................................................  26
DISTRIBUTION OF THE CONTRACTS.............................................  26
REGISTRATION STATEMENT....................................................  26
EXPERTS...................................................................  26
FINANCIAL STATEMENTS......................................................  27
TABLE OF CONTENTS OF STATEMENT OF ADDITIONAL INFORMATION..................  27
APPENDIX--THE FIXED ACCOUNT AND FIXED ACCOUNT VALUE.......................  28
APPENDIX--VARIABLE ANNUITY INFORMATION FOR INDIVIDUAL RETIREMENT
 ANNUITIES................................................................  30
APPENDIX--ILLUSTRATIVE ACCUMULATED VALUE AND ANNUITY PAYMENT TABLES.......  31

THE CONTRACTS OFFERED BY THIS PROSPECTUS MAY NOT BE AVAILABLE IN ALL STATES. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, SECURITIES IN ANY STATE TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE OR SOLICIT AN OFFER IN THAT STATE.

                        SYNOPSIS OF EXPENSE INFORMATION

  The purpose of this synopsis is to assist the Owner in understanding the various costs and expenses that an Owner will bear directly or indirectly. This synopsis includes expenses of the Account as well as those of the Fund. This synopsis does not include any premium taxes that may be applicable. For a more complete description of the Account charges, see "Charges under Variable Annuity Contracts." For a more complete description of the investment advisory fee charged each Portfolio and the annual operating expenses of each Portfolio, see the prospectus for the Fund.

CONTRACT EXPENSES

  Sales Load.............................................................. None
  Annual Contract Fee (for Contracts having an Accumulated Value of
   $10,000 or less)/1/....................................................  $30

SEPARATE ACCOUNT ANNUAL EXPENSES (as a percentage of average account value)

  Mortality and Expense Risk Charge....................................... 0.75%
  Administrative Services Charge.......................................... 0.25%
                                                                           -----
  Total Separate Account Annual Expenses.................................. 1.00%

ANNUAL FUND OPERATING EXPENSES (as a percentage of average daily net assets)

       FUND                               MANAGEMENT    OTHER      TOTAL FUND
       NAME                                  FEE     EXPENSES/2/ ANNUAL EXPENSES
       ----                               ---------- ----------- ---------------
  Managed................................    0.34%
  Growth & Income........................    0.25%
  Equity Index...........................    0.25%
  Large Cap Value........................    0.75%
  Large Cap Growth.......................    0.40%
  Mid Cap Value..........................    0.80%
  Mid Cap Growth.........................    0.85%
  Special Opportunities..................    0.75%
  Real Estate Equity.....................    0.60%
  Small Cap Value........................    0.80%
  Small Cap Growth.......................    0.75%
  International Balanced.................    0.85%
  International Equities.................    0.60%
  International Opportunities............    1.00%
  Short-Term U.S. Government.............    0.50%
  Sovereign Bond.........................    0.25%
  Strategic Bond.........................    0.75%
  Money Market...........................    0.25%

  The following examples should not be considered representations of past or future expenses; actual expenses may be greater than or less than those shown above.

                                   EXAMPLES

  If you surrender or annuitize your contract at the end of the applicable time period, you would pay the following current expenses on a $1,000 invest-ment, assuming 5% annual return on assets:

                                           1 YEAR 3 YEARS 5 YEARS/3/ 10 YEARS/3/
                                           ------ ------- ---------- -----------
MANAGED...................................
GROWTH & INCOME...........................
EQUITY INDEX..............................
LARGE CAP VALUE...........................
LARGE CAP GROWTH..........................
MID CAP VALUE.............................
MID CAP GROWTH............................
SPECIAL OPPORTUNITIES.....................      [To be added by amendment.]
REAL ESTATE EQUITY........................
SMALL CAP VALUE...........................
SMALL CAP GROWTH..........................
INTERNATIONAL BALANCED....................
INTERNATIONAL EQUITIES....................
INTERNATIONAL OPPORTUNITIES...............
SHORT-TERM US GOVERNMENT..................
SOVEREIGN BOND............................
STRATEGIC BOND............................
MONEY MARKET..............................

  /1/ The annual contract fee is deducted only on Contracts having an Accumu-lated Value of less than $10,000. The contract fee is deducted at the begin-ning of each Contract year after the first and at a full surrender during a Contract Year. The contract fee is assessed only during the Accumulation Peri-od. In the preceding Examples, the annual contract fee has been expressed as an annual percentage of assets based on past experience concerning Contract fees collected on other variable annuity contracts using the same Contract fee provision. The Company reserves the right to increase the annual Contract Fee up to $50, subject to applicable state regulations.
  /2/ John Hancock reimburses a Portfolio when the Portfolio's Other Expenses exceed 0.25% of its average daily net asset value. This was done for the year ending December 31, 1996 with respect to three Portfolios. Absent the reim-bursement, the Other Expenses for the Special Opportunities, International Eq-
uities, Short-Term U.S. Government Portfolios would have been   %,   %, and
  %, respectively.
  /3/ Expense information for five and ten years is not currently available for the Equity Index, Large Cap Value, Mid Cap Value, Mid Cap Growth, Small Cap Value, Small Cap Growth, International Balanced, International Opportuni-ties, and Strategic Bond.

                                 SPECIAL TERMS

  As used in this prospectus, the following terms have the indicated meanings:

ACCUMULATION SHARE: a unit of measurement used in determining the value of a Contract prior to the commencement of annuity payments or, if earlier, contract lapse. The value of an Accumulation Share for each subaccount will reflect the investment performance of that subaccount and will vary in dollar amount.

ACCUMULATED VALUE OF A CONTRACT: total value of the Accumulation Shares in that Contract plus the Fixed Account Value of that Contract, if any.

ANNUITANT: the person on whose life the Contract is issued.

ANNUITY OPTION: the provisions under which a series of annuity payments is made to the Annuitant or other payee, such as the Life Annuity with Ten Years Certain.

ANNUITY UNIT: a unit of measurement used in determining the amount of each variable annuity payment. The value of an Annuity Unit for each subaccount will depend upon the assumed investment rate and the investment performance of that subaccount and will vary in dollar amount.

ANNUITY DIRECT DEPOSIT PROGRAM: a program pursuant to which purchase payments are automatically paid from the Owner's checking account on a specified day each month.

BENEFICIARY: the person who receives the proceeds in the event of the death of the Owner or the Annuitant.

CODE: The Internal Revenue Code of 1986, as amended.

CONTRACT YEAR: a period between anniversaries of the date of issue of the Contract.

FIXED ACCOUNT: an account that is part of JHVLICO's general account in which all or a part of the Accumulated Value may be held for accumulation at fixed rates of interest (not less than 3%) declared by JHVLICO periodically at its discretion.

OWNER: the person or entity, usually the one to whom the Contract is issued, who has the sole right to exercise all rights and privileges under the Contract except as otherwise provided in the Contract.

DATE OF MATURITY OF A CONTRACT: the date elected by the Owner (or, if no election is made, Annuitant's 85th birthday) as of which annuity payments will commence. The election is subject to certain conditions described in "The Annuity Period".

MINIMUM DEATH BENEFIT: the undertaking of JHVLICO under a Contract to make a payment on the death of the Annuitant at any time before the date of maturity equal to the greater of (a) the Accumulated Value of the Contract next determined following JHVLICO's receipt of due proof of death, and (b) the aggregate amount of the purchase payments made under the Contract (reduced to reflect partial withdrawals). See "The Accumulation Period--Death Benefit Before Date of Maturity".

NET PURCHASE PAYMENT: the amount of any purchase payment reduced by applicable taxes, if any, based on the amount of the purchase payment.

SURRENDER VALUE: a cash payment made prior to a Contract's maturity, equal to all or part of the Accumulation Shares credited to the Contract, less any contract fee.

SERVICE OFFICE: Life and Annuity Services, P.O. Box 111, Boston, MA 02117; telephone 800-741-8184.

                              SUMMARY INFORMATION

  The Contracts are designed both for purchase by individuals doing their own retirement planning, including plans and trusts that do not qualify for special tax treatment under the Internal Revenue Code of 1986, as amended ("Code") and for purchase for persons participating in individual retirement annuity plans satisfying the requirements of Section 408 of the Code.

THE CONTRACTS

  The Contracts offered are deferred annuity Contracts under which purchase payments may be made in a lump sum or at intervals until the date of maturity of the Contract, at which time annuity payments by JHVLICO will begin, if so elected by the Owner.

  An application for a Contract is available by calling 800-555-1440. Upon completion, it is transmitted along with the purchase payment to JHVLICO's Home Office for review. See "Purchase of Contracts."

  JHVLICO also issues variable life insurance policies. These contracts are offered by means of other prospectuses, but use the same underlying Fund.

JOHN HANCOCK VARIABLE ANNUITY ACCOUNT I

  The Account is a separate investment account of JHVLICO, operated as a unit investment trust, which supports benefits payable under its Contracts. There are currently eighteen subaccounts within the Account: Managed, Growth & Income, Equity Index, Large Cap Value, Large Cap Growth, Mid Cap Value, Mid Cap Growth, Special Opportunities, Real Estate Equity, Small Cap Value, Small Cap Growth, International Balanced, International Equities, International Opportunities, Short-Term U.S. Government, Sovereign Bond, Strategic Bond, and Money Market. Each is invested in a corresponding Portfolio of John Hancock Variable Series Trust I, a "series" type of mutual fund.

  Each Portfolio has a different investment objective. As stated below, John Hancock receives a fee from the Fund for providing investment management services. Independence Investment Associates, Inc. ("IIA"), provides sub-investment management services with respect to the Managed, Growth & Income, Equity Index, Large Cap Growth, Real Estate Equity, and Short-Term U.S. Government.

  John Hancock Advisers, Inc., and John Hancock Advisers International Limited provide sub-investment management services for the International Equities Portfolio. John Hancock Advisers provides sub-investment management services for the Special Opportunities, Small Cap Growth, and Sovereign Bond Portfolios. T. Rowe Price Associates, Inc., provides sub-investment advice to the Large Cap Value Portfolio and, together with its subsidiary, Rowe Price-Fleming International, Inc., provides sub-investment advice with respect to the International Opportunities Portfolio.

  INVESCO Management and Research is the sub-investment adviser to the Small Cap Value Portfolio. Janus Capital Corporation is the sub-investment adviser to the Mid Cap Growth Portfolio. Neuberger & Berman L.P., provides sub-investment advice with respect to the Mid Cap Value Portfolio. J.P. Morgan Investment Management Inc., provides sub-investment advice with respect to the Strategic Bond Portfolio and Brinson Partners, Inc., does likewise with respect to the International Balanced Portfolio.

  Each sub-investment manager receives an annual percentage fee from John Hancock for these services which in no way increases the costs borne by the Fund, the Account, or Owners. For a full description of the Fund, see the prospectus for the Fund following at the end of this prospectus.

PRINCIPAL UNDERWRITER OF THE ACCOUNT

  John Hancock Distributors, Inc., a wholly-owned subsidiary of John Hancock and a registered broker-dealer since 1968, makes Contracts available through its registered representatives licensed to sell life insurance policies and annuity contracts.

PURCHASE PAYMENTS

  Purchase payments received under Contracts, after deduction of premium or similar taxes, if applicable, are allocated by JHVLICO to one or more of the variable subaccounts and the Fixed Account, as directed by the Owner.

  Purchase payments should be mailed to Life and Annuity Services, Post Office Box 111, Boston, MA 02117.

  The initial purchase payment under a Contract must be at least $5,000 ($2,000 for individual retirement accounts) or $1,000 if made pursuant to an Annuity Direct Deposit program; thereafter any payment must be at least $50.

  The maximum amount that can be deposited into a Contract per Contract Year is $500,000. The maximum amount that can be deposited into any one subaccount per Contract Year is $500,000 less any amount previously transferred to such subaccount in such Contract Year. The maximum amount that can be deposited into the Fixed Account per Contract Year (exclusive of the initial deposit) is $100,000 less any amount previously transferred to the Fixed Account in such Contract Year. The initial deposit into the Fixed Account can be as large as $500,000. Deposits in or transfers to the Fixed Account can only be made during the first 10 Contract Years. No new deposits may be made after Annuitant's 85th birthday. These limits may be waived by JHVLICO.

  There are also limitations on amounts transferred into the subaccounts and the Fixed Account. See "Transfers Among Subaccounts" and "Appendix--The Fixed Account and Fixed Account Value," respectively.

CHARGES AND DEDUCTIONS

  JHVLICO does not make any deductions for sales load from purchase payments. Certain charges will be deducted from a Contract as described below.

 MORTALITY AND EXPENSE RISK CHARGES

  JHVLICO makes a daily charge to the Account for mortality and expense risks equal to 0.75% per annum of the average daily net assets of the Account (0.45% on an annual basis for mortality risks and 0.30% on an annual basis for expense risks). See "Charges for Mortality and Expense Risks."

 ADMINISTRATIVE SERVICES CHARGE

  JHVLICO makes a daily charge to the Account for administrative services equal to 0.25% per annum of the daily net assets of the Account. During the Accumulation Period, JHVLICO also assesses an annual Contract fee of $30 on Contracts having an Accumulated Value of less than $10,000. JHVLICO reserves the right to increase the Contract fee up to $50, subject to state regulations. See "Charges for Administrative Services."

 PREMIUM TAX CHARGE

  Deductions are made on any applicable taxes based on the amount of purchase payment; currently such state taxes range from 0% to 5% of each purchase payment. See "Premium or Similar Taxes."

 FUND EXPENSES

  Investment management fees at annual rates ranging from 0.25% to 1.00% of average daily net assets are paid by the Portfolios to John Hancock. The Portfolios also incur charges for other expenses incurred in their operations. Investment management fees and other expenses are reflected in the net asset value of each Portfolio's shares. For a description of these charges and expenses, see the prospectus for the Series Trust.

WITHDRAWAL PRIOR TO MATURITY

  At any time before annuity payments begin, if the Annuitant is living, a Contract may be surrendered in full for its Surrender Value or a portion of the value of the Contract may be withdrawn, subject to certain limits. See "Surrender of Contract; Partial Withdrawals." A 10% penalty tax may be applicable to the taxable portion (earnings) withdrawn before the Owner attains age 59 1/2.

SYSTEMATIC WITHDRAWALS

  The Owner may pre-authorize a periodic withdrawal plan. Payments may be monthly, quarterly, semi-annual, or annual, and may be for a level dollar amount. A minimum Accumulated Value of $25,000 is required to start the program. See "Systematic Withdrawals."

DOLLAR-COST AVERAGING

  The Owner may elect to have amounts transferred automatically from any variable subaccount into one or more of the other variable subaccounts. Transfers may be made monthly, quarterly, semi-annually, or annually for a minimum of $250. A minimum Accumulated Value of $20,000 is required to start the program. See "Dollar-Cost Averaging."

GUARANTEED MINIMUM DEATH BENEFIT

  Contracts include a death benefit payable on the death of the Annuitant prior to annuitization that is the greater of (a) the Accumulated Value of the Contract, and (b) the purchase payments made under the Contract, adjusted for any prior partial withdrawals. See "Death Benefit Before Date of Maturity."

FREE-LOOK PROVISION

  An Owner may surrender the Contract for any reason during the "free-look period" and receive the following in cash: (1) the gross payments made if the Contract is an individual retirement annuity or the Contract is issued in Idaho, Nebraska, North Carolina, Oklahoma, South Carolina, Washington, West Virginia, or Utah, or (2) the Accumulated Value of the Contract plus any deductions previously made from purchase payments for premium or similar taxes if the Contract is issued in any other state and is not an individual retirement annuity. In most cases, the "free-look period" is 10 days after the Contract's receipt, but there are exceptions. If the Contract is issued in Idaho, or North Dakota, the free-look period is 20 days. If the Contract is issued in South Carolina and is a replacement for a life insurance contract or another annuity, the free-look period is also 20 days. Finally, if the Contract is issued in California to an Owner 60 years of age or older, the Owner may surrender the Contract within 30 days after its receipt, and, in that event, the gross purchase payments made will be refunded to the Owner.

                             THE VARIABLE ANNUITY

  A variable annuity is significantly different from a fixed annuity in that it is the Owner and Annuitant under a variable annuity who assume the risk of investment gain or loss rather than the insurance company. While under a fixed annuity the insurance company guarantees a specified interest rate for a period of time and specified monthly annuity payments, the amounts of annuity payments under a variable annuity are not guaranteed and will vary with the investment performance of the portfolio securities in the underlying Fund.

  Based upon the Owner's investment objective, the Owner directs the allocation of purchase payments and Accumulated Values among the subaccounts on a continuing basis. There can be no assurance that these investment objectives will be achieved.

            JHVLICO, JOHN HANCOCK, THE ACCOUNT AND THE SERIES FUND

 JHVLICO AND JOHN HANCOCK

  JHVLICO, a stock life insurance company chartered in 1979 under Massachusetts law, is authorized to transact a life insurance and annuity business in Massachusetts and all other states, except New York. JHVLICO began selling variable life insurance policies in 1980.

  JHVLICO is a wholly-owned subsidiary of John Hancock, a mutual life insurance company chartered in Massachusetts in 1862. Its Home Office is at 200 Clarendon Street, Boston, Massachusetts 02117. It conducts a conventional life insurance business in all of the United States, the District of Columbia and Puerto Rico. John Hancock sells insurance policies and annuity contracts directly to customers or through a career agency system, banks, or broker/dealers. It is anticipated that John Hancock will from time to time make additional capital contributions to JHVLICO to enable it to meet its reserve requirements and expenses in connection with its business and John Hancock is committed to make additional capital contributions if necessary to ensure that JHVLICO maintains a positive net worth.

 THE ACCOUNT

  The Account is a separate account established under Massachusetts law on June 15, 1994. The Account, although an integral part of JHVLICO, meets the definition of a "separate account" under the Federal securities laws and is registered as a unit investment trust under the Investment Company Act of 1940, as amended ("1940 Act").

  The Account's assets are the property of JHVLICO and the obligations under the Contracts are the obligations of JHVLICO. Each Contract provides that the portion of the Account's assets equal to the reserves and other liabilities under the Contract with respect to the Account shall not be chargeable with liabilities arising out of any other business JHVLICO may conduct. In addition to the net assets and other liabilities for Contracts, the Account's assets include assets derived from charges made by JHVLICO and, possibly, funds contributed by JHVLICO to commence operation of the subaccounts or their predecessors. From time to time these additional assets may be transferred in cash by JHVLICO to its general account. Before making any such transfer, JHVLICO will consider any possible adverse impact the transfer might have on any subaccount.

  Income, gains and losses, whether or not realized, from assets allocated to the Account are, in accordance with the Contracts, credited to or charged against the Account without regard to other income, gains or losses of JHVLICO.

  There currently are eighteen subaccounts in the Account: Managed, Growth & Income, Equity Index, Large Cap Value, Large Cap Growth, Mid Cap Value, Mid Cap Growth, Special Opportunities, Real Estate Equity, Small Cap Value, Small Cap Growth, International Balanced, International Equities, International Opportunities, Short-Term U.S. Government, Sovereign Bond, Strategic Bond, and Money Market. The assets in each are invested in a separate class of shares issued by the Fund, but the assets of one subaccount are not necessarily legally insulated from liabilities associated with another subaccount. New subaccounts may be added and made available to Owners.

 THE SERIES FUND

  The Fund is a "series" type of mutual fund which is registered under the 1940 Act as an open-end diversified management investment company and organized as a Massachusetts business trust. The Fund serves as the investment medium for the Account and other unit investment trust separate accounts established by John Hancock and by JHVLICO for variable life insurance policies and variable annuity contracts. A full description of the Fund, its investment objectives, policies and restrictions, its charges and expenses, and all other aspects of its operation is contained in the attached prospectus (which should be read carefully before investing) and the statement of additional information referred to therein, which should be read together with this prospectus. Among other items, note the description of the need to monitor events on the part of the Fund's Board of Trustees for possible conflicts between separate accounts and other consequences.

  The following is a brief summary of the investment objectives of each Portfolio.

 Managed Portfolio

  The investment objective of this Portfolio is to achieve maximum long-term total return consistent with prudent investment risk. Investments will be made in common stocks, convertibles and other fixed income securities and in money market instruments.

 Growth & Income Portfolio

  The investment objective of this Portfolio is to achieve intermediate and long-term growth of capital, with income as a secondary consideration. This objective will be pursued by investments principally in common stocks (and in securities convertible into or with rights to purchase common stocks) of companies believed by management to offer growth potential over both the intermediate and the long term.

 Equity Index Portfolio

  The investment objective of this Portfolio is to provide investment results that correspond to the total return of the U.S. market as represented by the S&P 500 utilizing common stocks that are publicly traded in the United States.

 Large Cap Value Portfolio

  The investment objective of this Portfolio is to provide substantial dividend income, as well as long-term capital appreciation, through investments in the common stocks of established companies believed to offer favorable prospects for increasing dividends and capital appreciation.

 Large Cap Growth Portfolio

  The investment objective of this Portfolio is to achieve above-average capital appreciation through the ownership of common stocks of companies believed by management to offer above-average capital appreciation opportunities. Current income is not an objective of the Portfolio.

 Mid Cap Value Portfolio

  The investment objective of this Portfolio is to provide long-term growth of capital primarily through investment in the common stocks of medium capitalization companies believed to sell at a discount to their intrinsic value.

 Mid Cap Growth Portfolio

  The investment objective of this Portfolio is to provide long-term growth of capital through a non-diversified portfolio investing primarily in common stocks of medium capitalization companies.

 Special Opportunities Portfolio

  The investment objective of this Portfolio is to achieve long-term capital appreciation by emphasizing investments in equity securities of issuers in various economic sectors.

 Real Estate Equity Portfolio

  The investment objective of this Portfolio is to provide above-average income and long-term growth of capital by investment principally in equity securities of companies in the real estate and related industries.

 Small Cap Value Portfolio

  The investment objective of this Portfolio is to provide long-term growth of capital by investing in a well diversified portfolio of equity securities of small capitalization companies exhibiting value characteristics.

 Small Cap Growth Portfolio

  The investment objective of this Portfolio is to provide long-term growth of capital through a diversified portfolio investing primarily in common stocks of small capitalization emerging growth companies.

 International Balanced Portfolio

  The investment objective of this Portfolio is to maximize total U.S. dollar return, consisting of capital appreciation and current income, through investment in non-U.S. equity and fixed income securities.

 International Equities Portfolio

  The investment objective of this Portfolio is to achieve long-term growth of capital by investing primarily in foreign equity securities.

 International Opportunities Portfolio

  The investment objective of this Portfolio is to provide capital appreciation through investments in common stocks of primarily well-established, non-United States companies.

 Short-Term U.S. Government Portfolio

  The investment objective of this Portfolio is to provide a high level of current income consistent with the maintenance of principal, through investment in a portfolio of short-term U.S. Treasury securities and U.S. Government agency securities.

 Sovereign Bond Portfolio

  The investment objective of this Portfolio is to provide as high a level of long-term total rate of return as is consistent with prudent investment risk, through investment primarily in a diversified portfolio of freely marketable debt securities. Total rate of return consists of current income, including interest and discount accruals, and capital appreciation. Although the Sovereign Bond Portfolio does not have a significant portion of its assets in high yield securities, further information in this regard may be found under "Investment Objectives and Policies" in the Fund prospectus.

 Strategic Bond Portfolio

  The investment objective of this Portfolio is to provide a high total return consistent with moderate risk of capital and maintenance of liquidity, from a portfolio of domestic and international fixed income securities.

 Money Market Portfolio

  The investment objective of this Portfolio is to provide maximum current income consistent with capital preservation and liquidity. It seeks to achieve this objective by investing in a managed portfolio of high quality money market instruments.

  John Hancock acts as the investment manager for the Fund. Independence Investment Associates, Inc. ("IIA"), an indirectly-owned subsidiary of John Hancock with its principal place of business at 53 State Street, Boston, Massachusetts, provides sub-investment advice with respect to the Managed, Growth & Income, Equity Index, Large Cap Growth, Real Estate Equity, and Short-Term U.S. Government.

  John Hancock Advisers, Inc., another directly-owned subsidiary, located at 101 Huntington Avenue, Boston, Massachusetts, and its subsidiary, John Hancock Advisers International, Limited, located at 34 Dover Street, London, England, provide sub-investment advice with respect to the International Equities Portfolio. John Hancock Advisers provides sub-investment advice with respect to the Special Opportunities, Small Cap Growth, and Sovereign Bond Portfolios.

  T. Rowe Price Associates, Inc., located at 100 East Pratt St., Baltimore, MD 21202, provides sub-investment advice with respect to the Large Cap Value Portfolio and, together with its subsidiary, Rowe Price-Fleming International, Inc., also located at 100 East Pratt St., Baltimore, MD 21202, provides sub-investment advice with respect to the International Opportunities Portfolio.
  INVESCO Management and Research located at 101 Federal Street, Boston, MA 02110, is the sub-investment adviser to the Small Cap Value Portfolio. Janus Capital Corporation, with its principal place of business at 100 Filmore Street, Denver, CO 80206, is the sub-investment adviser to the Mid Cap Growth Portfolio. Neuberger & Berman L.P., of 605 Third Avenue, New York, NY 10158, provides sub-investment advice to the Mid Cap Value Portfolio. J.P. Morgan Investment Management Inc., located at 522 Fifth Avenue, New York, NY 10036, provides sub-investment advice with respect to the Strategic Bond Portfolio and Brinson Partners, Inc., of 209 South LaSalle Street, Chicago, IL 60604, does likewise with respect to the International Balanced Portfolio.

  JHVLICO will purchase and redeem Fund shares for the Account at their net asset value without any sales or redemption charges. Shares of the Fund represent an interest in one of the Portfolios of the Fund which corresponds to the subaccount of the Account. Any dividend or capital gains distributions received by the Account will be reinvested in Fund shares at their net asset value as of the dates paid. Any such distribution will result in a reduction in the value of the Fund shares of the Portfolio from which the distribution was made. The total net asset value of the Account will not change because of such distribution, however.

  On each Valuation Date, shares of each Portfolio are purchased or redeemed by JHVLICO for each subaccount based on, among other things, the amount of net purchase payments allocated to the subaccount, dividends and distributions reinvested, transfers to, from and among subaccounts, all to be effected as of that date. Such purchases and redemptions are effected at the net asset value per Fund share for each Portfolio determined on that same Valuation Date.

                   CHARGES UNDER VARIABLE ANNUITY CONTRACTS

 CHARGES FOR MORTALITY AND EXPENSE RISKS

  While the variable annuity payments to Annuitants will vary in accordance with the investment performance of the Account, the amount of such payments will not be decreased because of adverse mortality experience of Annuitants as a class or because of an increase in actual expenses of JHVLICO over the expense charges provided for in the Contracts. JHVLICO assumes the risk that Annuitants as a class may live longer than expected (necessitating a greater number of annuity payments) and that its expenses may be higher than the deductions for such expenses. JHVLICO also provides a minimum death benefit upon the death of the Annuitant.

  In return for the assumption of these mortality and expense risks, JHVLICO charges the Account daily 0.001233% (0.45% on an annual basis) of the current value of Account net assets for mortality risks and 0.000822% (0.30% on an annual basis) for expense risks. JHVLICO reserves the right to revise the proportionate amounts of the charge as between mortality risks and expense risks, should estimates change. Nevertheless, the aggregate charge will not exceed 0.75% on an annual basis.

 CHARGES FOR ADMINISTRATIVE SERVICES

  JHVLICO maintains an account for each Owner and Annuitant and makes all disbursements of benefits. JHVLICO also furnishes such administrative and clerical services, including the calculation of Accumulation Share values and the values and interests determined thereby, as are required for each subaccount. JHVLICO makes disbursements from Account funds to pay obligations chargeable to the Account and maintains the accounts, records, and other documents relating to the business of the Account required by regulatory authorities.

  For these and other administrative services, JHVLICO makes a daily charge to the Account of 0.000685% (0.25% on an annual basis) of the current value of its net assets and assesses, during the Accumulation Period, a contract fee of $30 on Contracts having an Accumulated Value of less than $10,000. The contract fee will be deducted at the beginning of each Contract Year after the first and at a full surrender during a Contract Year. JHVLICO reserves the right to increase this fee up to a maximum of $50 subject to state regulations. The contract fee will be deducted from each subaccount and the Fixed Account in the same proportion that the Accumulated Value of the Contract in that subaccount or Fixed Account bears to the full Accumulated Value of the Contract. However, the portion of the contract fee allocated to the Fixed Account will not be deducted from the Fixed Account to the extent it would result in an accumulation of purchase payments or other amounts allocated to the Fixed Account at less than the guaranteed minimum rate of 3 percent.

  The administrative services charges were not designed, nor are they expected, to exceed JHVLICO's cost in providing these services.

 VARIATIONS IN CHARGES

  In the future, JHVLICO may allow a reduction in or the elimination of the charges for mortality and expense risks, the administrative services charge, or the annual contract fee assessed on Contracts sold to groups or classes of individuals in a manner resulting in a reduction in the expenses associated with the sale of such Contracts or the costs associated with administering or maintaining such Contracts.

  The entitlement to such a reduction in or elimination of charges and fees will be determined by JHVLICO based upon factors such as the following: (1) the size of the initial purchase payment, (2) the size of the group or class,
(3) the total amount of purchase payments expected to be received from the group or class and the manner in which purchase payments are remitted, (4) the nature of the group or class for which the Contracts are being purchased and the persistency expected from that group or class as well as the mortality risks associated with that group or class, or (5) the purpose for which the Contracts are being purchased and whether that purpose makes it likely that costs and expenses will be reduced.

  JHVLICO will make any reduction in charges or fees according to its own rules in effect at the time an application for a Contract is approved. JHVLICO reserves the right to change these rules from time to time. Any variation in charges or fees will reflect differences in costs and services, will apply uniformly to all prospective Contract purchasers in the group or class, and will not be unfairly discriminatory to the interests of any Owner.

 PREMIUM OR SIMILAR TAXES

  Several states and local governments impose a premium or similar tax on annuities. Currently, such taxes range from 0% to 5% of the Accumulated Value applied to an Annuity Option. Ordinarily, any state-imposed premium or similar tax will be deducted from the Accumulated Value of the Contract only at the time of annuitization.

  For Contracts issued in South Dakota, however, JHVLICO pays a tax on each premium payment at the time it is made. JHVLICO will deduct a charge for these taxes from the Accumulated Value of the Contract at the time of annuitization, death, surrender, or withdrawal. Such a charge is equal to the applicable premium tax percentage stated above times the amount of Accumulated Value that is applied to an Annuity Option, surrendered, withdrawn, or at death. The net economic effect of this procedure is not significantly different than if JHVLICO deducted the premium tax from each premium payment when received.

  The charges described above (exclusive of taxes) and the Contracts' annuity purchase rates will apply for the duration of each Contract and, except as noted above, will not be increased by JHVLICO. However, these charges do not include all of the expenses which may be incurred for the account of Owners and Annuitants. Additional charges will be made directly to the Account for taxes, if any, based on the income of, capital gains of, assets in, or the existence of, the Account and interest on funds borrowed. In addition, JHVLICO reserves the right to deduct premium taxes from premiums when paid. Moreover, the Account purchases and redeems shares of the Fund at net asset value, a value which reflects the deduction from the assets of the Fund of its investment management fee and of certain operating expenses described briefly under "Summary Information."

                                 THE CONTRACTS

  The descriptions herein are based on certain provisions of the Contracts offered by this Prospectus. Reference should be made to the actual Contracts and to the terms and limitations of any tax qualified plan which is to be funded by such Contracts. Tax qualified plans are subject to several requirements and limitations which may affect the terms of any particular Contract or the advisability of taking certain action permitted thereby.

 PURCHASE OF CONTRACTS

  Any person wishing to purchase a Contract may submit an application and an initial purchase payment to the Company, as well as any other form or information that the Company may require. If the application is complete and the Contract applied for is suitable, the Contract will be issued and thereafter delivered directly to the Owner. If the completed application is received in proper order, the initial purchase payment accompanying the completed application is applied within two business days after receipt. If an initial purchase payment is not applied within five business days after receipt, it will be refunded unless JHVLICO has received the consent of the applicant to retain the purchase payment until receipt of information necessary to complete the issuance of the Contract.

  The initial purchase payment must be at least $5,000 ($2,000 for individual retirement accounts) or $1,000 if made pursuant to an annuity direct deposit program and subsequent payments must be at least $50 in amount, except where otherwise permitted by JHVLICO. Maximum payments to any one subaccount in a single Contract Year are $500,000 less any amount previously transferred into such subaccount in such year. Maximum payments to the Fixed Account in a single Contract Year, exclusive of the initial premium, is $100,000 less any amount previously transferred into the Fixed Account in such year. Increases in purchase payments beyond the foregoing limits may be made only with JHVLICO's written consent. While the Annuitant is living and the Contract is in force, purchase payments may be made at any time before maturity, except that no new purchase payments may be made after the Annuitant's 85th birthday. These limits may be waived by JHVLICO.

 ANNUITY DIRECT DEPOSIT PROGRAM

  The Annuity Direct Deposit ("ADD") Program is a program pursuant to which purchase payments are automatically paid from the Owner's checking account on a specified day each month. The minimum monthly payment for the ADD program is $50. The Owner has the right to change the monthly payment amount or discontinue the service at any time by telephoning JHVLICO at 800-741-8184.

                            THE ACCUMULATION PERIOD

 ALLOCATION OF PURCHASE PAYMENTS (ACCUMULATION SHARES)

  Net purchase payments are allocated by JHVLICO to any one or more of the subaccounts or the Fixed Account or allocated among the subaccounts and the Fixed Account in the proportion specified in the application for the Contract or as directed by the Owner from time to time. Any change in the election will be effective as to purchase payments made after the receipt by JHVLICO at its Home Office of notice in form satisfactory to JHVLICO.

  Each net purchase payment allocated to a subaccount purchases Accumulation Shares of that subaccount at the value of such shares next determined after the receipt of such net purchase payment at the Home Office of JHVLICO. See "Variable Account Valuation Procedures." The number of Accumulation Shares of a subaccount purchased with a specific purchase payment will be determined by dividing the net purchase payment by the value of an Accumulation Share in that subaccount when the net purchase payment is applied. The value of the Accumulation Shares so purchased will vary in amount thereafter, depending upon the investment performance of the subaccount and the charges and deductions made against the subaccount.

 VALUE OF ACCUMULATION SHARES

  At any date prior to a Contract's maturity date, the total value of the Accumulation Shares in a subaccount which have been credited to a Contract can be computed by multiplying the number of such Accumulation Shares by the appropriate Accumulation Share Value in effect for such date.

 TRANSFERS AMONG SUBACCOUNTS

  Not more often than twelve times in each Contract Year, without JHVLICO's prior approval, and not on or within 30 days prior to the date of maturity, the Owner may elect to transfer all or any part of the Accumulation Shares or Annuity Units credited to a Contract from one subaccount to another. Maximum transfers into any one subaccount in a single Contract Year is $500,000 less premiums previously deposited into such subaccount in such Contract Year. Any such transfer will result in the redemption and purchase of Accumulation Shares or Annuity Units, whichever is applicable, on the basis of the respective values next determined after receipt of notice satisfactory to JHVLICO at its Home Office. (For Fixed Account transfers, see "Appendix--Fixed Account and Fixed Account Value.") A transfer pursuant to the dollar-cost averaging feature discussed below counts toward the twelve transfers per year.

  An Owner may request a transfer in writing or, once a written telephone transfer authorization form is completed by the Owner, the Owner may request a transfer by telephoning JHVLICO at 800-741-8184 or via the JHVLICO facsimile machine at 617-572-0954. (Any transfer requests received via facsimile are considered telephone transfers and are bound by the conditions outlined in the Owner's signed telephone transfer authorization form.) Any written request should include the Owner's name, daytime telephone number, and Contract number as well as the names of the subaccounts from which and to which money will be transferred. JHVLICO reserves the right to modify, suspend, or terminate telephone transfers at any time without notice to the Owners.

  An Owner who authorizes telephone transfers will be liable for any loss, expense or cost arising out of any unauthorized or fraudulent telephone transfer instructions which JHVLICO reasonably believes to be genuine, unless such loss, expense or cost is the result of JHVLICO's mistake or negligence. JHVLICO employs procedures which provide adequate safeguards against the execution of unauthorized transfers, and which are reasonably designed to confirm that transfer instructions received by telephone are genuine. These procedures include requiring personal identification, tape recording calls, and providing written confirmation to the Owner.

 DOLLAR-COST AVERAGING

  The Owner may elect to have automatically transferred on a monthly, quarterly, semi-annual or annual basis, at no cost, part of the Accumulation Shares credited to any variable subaccount into one or more of the other variable subaccounts. The minimum amount of each transfer is $250. Automatic transfers into the Fixed Account are not permitted. To begin the program, the Accumulated Value of the Contract must be at least $20,000. The program continues until the earlier of 12, 24, or 36 (as chosen by the Owner) months and full liquidation of the variable subaccount from which the monies are being transferred. Transfers may be made via telephone or facsimile machine provided a telephone authorization form has been completed by the Owner. JHVLICO reserves the right to terminate the dollar-cost averaging program at any time.

 SURRENDER OF CONTRACT; PARTIAL WITHDRAWALS

  Prior to its date of maturity, if the Annuitant is living, a Contract may be surrendered for a cash payment representing all or part of the total Accumulated Value of the Contract. The appropriate number of Accumulation Shares will be redeemed at their value next determined after the receipt by JHVLICO at its Home Office of notice in form satisfactory to JHVLICO. Unless directed otherwise by the Owner, that portion of the Accumulated Value of the Contract redeemed in a partial withdrawal will be redeemed in each subaccount and in the Fixed Account in the same proportion as the Accumulated Value of the Contract is then allocated among the subaccounts and the Fixed Account. The redemption value may be more or less than the net purchase payments applied under the Contract to purchase the Accumulation Shares, depending upon the market value of the Fund shares held in the subaccount at the time, minus any unpaid contract fees. The resulting cash payment will be made in a single sum, ordinarily within seven days after receipt of such notice. As described under "Miscellaneous Provisions--Deferment of Payment," however, redemption and payment may be delayed under certain circumstances. See "Federal Income Taxes" for possible adverse tax consequences of certain surrenders and partial withdrawals.

  Any request for a surrender or partial withdrawal should be mailed to Life and Annuity Services, Post Office Box 111, Boston, MA 02117.

  A partial withdrawal is not permitted in an amount less than $100 or if the total Accumulated Value of a Contract remaining after the withdrawal would be less than $1,000. A partial withdrawal is not a loan and, once made, cannot be repaid.

  In the event the Accumulated Value of the Contract becomes zero, the Contract will terminate.

 SYSTEMATIC WITHDRAWAL

  The Owner may elect to participate in a systematic withdrawal plan, which enables the Owner to pre-authorize a periodic exercise of the contractual withdrawal rights described above. Owners entering into such a plan instruct JHVLICO to withdraw a level dollar amount from the Contract on a monthly, quarterly, semi-annual, or annual basis. The amount deducted will result in the cancellation of Accumulation Shares from each applicable subaccount in the ratio that the value of each subaccount bears to the total Accumulated Value. Currently, systematic withdrawal is available to Owners who have a Contract Value of $25,000 or more. The Company reserves the right to modify the eligibility rules or other terms and conditions of this program at any time, without notice. The minimum withdrawal is $100. The systematic withdrawal will terminate upon cancellation by the Owner or in the event that the Accumulated Value of the Contract becomes $5,000 or less. Systematic withdrawal is not available to Contracts participating in the Dollar-Cost Averaging program. There may be tax consequences associated with the systematic withdrawal plan. See "Federal Income Taxes."

 DEATH BENEFIT BEFORE DATE OF MATURITY

  If the Annuitant dies before the date of maturity or the surrender or termination of a Contract, a death benefit is payable. The death benefit will be the greater of (a) the Accumulated Value of the Contract next determined following receipt at the Home Office of JHVLICO of due proof of death, together with any required instructions as to method of settlement and (b) the amount of the purchase payments made under the Contract reduced by all prior partial withdrawals.

  Payment of the death benefit will be made in a single sum to the beneficiary designated by the Owner prior to the Annuitant's death unless an optional method of settlement has been elected by the Owner. If an optional method of settlement has not been elected by the Owner, the beneficiary may elect an optional method of settlement in lieu of a single sum. No deduction is made for sales or other expenses upon such election. Payment will be made in a single sum in any event if the death benefit is less than $5,000. See "Annuity Period--Annuity Options." If there is no surviving beneficiary, the Owner, or his or her estate is the beneficiary.

  The Code requires certain distribution provisions to be included in any Contract used to fund other than a tax qualified plan (See "Federal Income Taxes"). Failure to include the required distribution provisions results in the Contract not being treated as an annuity for Federal tax purposes. The Code imposes comparable distribution requirements for Contracts used to fund tax qualified plans. These required provisions for tax qualified plans will be reflected by means of separate disclosures and endorsements furnished by JHVLICO to Owners.

  The Code distribution requirements are expected to present no practical problems when the Annuitant and Owner are the same person. Nevertheless, all Owners of Contracts not used to fund a tax qualified plan and IRA Contract Owners should be aware that the following distribution requirements are applicable notwithstanding any provision to the contrary in the Contract (or in this prospectus) relating to payment of the death benefit or death of the Annuitant.

  If the Owner dies on or after annuity payments have begun, any remaining benefit must be paid out at least as rapidly as under the method of making annuity payments then in effect. If the Owner dies before annuity payments have begun: (a) if the beneficiary is the surviving spouse of the Owner, the beneficiary may continue the Contract in force as Owner; or (b) if the beneficiary is not the surviving spouse of the Owner, or if the beneficiary is the surviving spouse of the Owner but does not choose to continue the Contract, the entire interest in the Contract on the date of death of the Owner must be: (i) paid out in full within 5 years of the Owner's death, or
(ii) applied in full towards the purchase of a life annuity on the beneficiary with payments commencing within 1 year of the Owner's death.

  The Code imposes comparable distribution requirements on tax qualified plans.

  If the Owner is not the Annuitant, "the entire interest in the Contract on the date of death of the Owner" is equal to the Surrender Value if paid out in full within five years of the Owner's death, or is equal to the Accumulated Value if applied in full towards the purchase of a life annuity on the beneficiary with payments commencing within one year of the Owner's death.

  Note that "the entire interest in the Contract on the date of death of the Owner" which is payable if the Owner dies before annuity payments have begun may be an amount less than the death benefit which would have been payable if the Annuitant had died instead. Note also that notice should be furnished promptly to JHVLICO upon the death of the Owner.

                              THE ANNUITY PERIOD

  During the annuity period, the total value of any one Contract must be allocated among no more than four "accounts" (i.e., the subaccounts and/or the Fixed Account). Amounts allocated to the Fixed Account will provide annuity payments on a fixed basis; amounts allocated to the subaccounts will provide annuity payments on a variable basis. If more than four accounts are being used on the maturity date, JHVLICO will divide the total Accumulated Value of the Contract proportionately among the four accounts with the largest Accumulated Values. Only variable annuity payments are described in this prospectus.

  Annuity payments will commence on the date of maturity of the Contract if the Annuitant is then living and the Contract is then in force. Each Contract will provide at the time of its issuance for a Life Annuity with Ten Years Certain. Under this form of annuity, variable annuity payments are made monthly to the Annuitant for life and, if the Annuitant dies within ten years after the date of maturity of the Contract, the payments remaining in the ten-year period will be made to the contingent payee, subject to the terms of any supplementary agreement issued. (NOTE: The terminology used in a supplementary agreement may differ from that used in a Contract. For example, in a supplementary agreement, the term "payee" may be used to refer to the Annuitant or to some other person named by the Annuitant or the Owner to receive payments under the supplementary agreement in the event of the Annuitant's death, and the term "contingent payee" may be used to refer to the beneficiary.) A different form of annuity may be elected by the Owner, as described in "Annuity Options," prior to the date of maturity of the Contract. Once a given form of annuity takes effect, it may not be changed.

  If the initial monthly annuity payment under a Contract would be less than $50, JHVLICO may make a single sum payment equal to the total Surrender Value of the Contract on the date the initial payment would be payable, in place of all other benefits, or, if agreed to by the Owner, make periodic payments at quarterly, semi-annual or annual intervals in place of monthly payments.

  Each Contract specifies the date of maturity at the time of its issuance as the Annuitant's 85th birthday. The Owner may subsequently elect a different date of maturity, however. Unless otherwise permitted by JHVLICO, such subsequently elected date may be no earlier than twelve months after the date the first payment is applied to the Contract, nor later than the Annuitant's 85th birthday. The election is made by written notice received by JHVLICO at its Home Office before the provisional date of maturity and at least 31 days prior to the date of maturity. Particular care should be taken in electing the date of maturity of Contracts issued under individual retirement annuity contract plans. See "Federal Income Taxes."

 VARIABLE MONTHLY ANNUITY PAYMENTS

  Variable monthly annuity payments under a Contract are determined by converting each subaccount's Accumulation Shares credited to the Contract (less any applicable premium tax) into the respective Annuity Units of each subaccount on the date of maturity of the Contract or some other date elected for commencement of variable annuity payments. See "Calculation of Annuity Units."

  The amount of each annuity payment after the first payment will depend on the investment performance of the subaccounts being used. If the actual net investment return (after deducting all charges) of a subaccount during the period between the dates for determining two monthly payments based on that subaccount exceeds the "assumed investment rate" (explained below), the latter monthly payment will be larger than the former. On the other hand, if the actual net investment return is less than the assumed investment rate, the latter monthly payment will be smaller than the former.

 ASSUMED INVESTMENT RATE

  The assumed investment rate for all Contracts will be 3 1/2% per year except as provided below. The assumed investment rate is significant in determining the amount of the initial variable monthly annuity payment and the amount by which subsequent variable monthly payments are more or less than the initial variable monthly payment.

  Where applicable state law so provides, an Owner may elect a variable annuity option with a different assumed investment rate, not in excess of 6%, if such a rate is made available by JHVLICO in the Owner's state. Election of a higher assumed investment rate produces a larger initial annuity payment but also means that eventually the monthly annuity payments would be smaller than if a lower assumed investment rate had been elected.

 CALCULATION OF ANNUITY UNITS

  Accumulation Shares are converted into Annuity Units by first multiplying the number of each subaccount's Accumulation Shares credited to the Contract on the date of conversion by the appropriate Accumulation Share Value as of ten calendar days prior to the date the initial variable monthly annuity pay-ment is due. For each subaccount the resulting value (less any applicable pre-mium tax) is then multiplied by the applicable annuity purchase rate, which reflects the age and possibly sex of the Annuitant and the assumed investment rate, specified in the Contract. This computation determines the amount of each subaccount's initial monthly variable annuity payment to the Annuitant. The number of each subaccount's Annuity Units to be credited to the Contract is then determined by dividing the amount of each subaccount's initial vari-able monthly annuity payment by each subaccount's Annuity Unit Value as of ten calendar days prior to the date the initial payment is due.

 ANNUITY OPTIONS

  The Owner may elect an Annuity Option during the lifetime of the Annuitant by written notice received by JHVLICO at its Home Office prior to the date of maturity of the Contract. If no option is selected, Option A with Ten Years Certain will be used. A beneficiary entitled to payment of a death benefit in a single sum may, if no election has been made by the Owner prior to the Annuitant's death, elect an Annuity Option by written notice received by JHVLICO at its Home Office prior to the date the proceeds become payable. The Owner may also elect that the Surrender Value be applied to an Annuity Option at the time of a full surrender of a Contract that has been outstanding for at least 6 months. No option may be elected if the Accumulated Value of the Contract to be applied is less than $5,000 or the amount of the first monthly payment would be less than $50. Among the options available are the following two basic Annuity Options.

 OPTION A: LIFE ANNUITY WITH FIVE, TEN OR TWENTY YEARS CERTAIN

  Variable monthly payments will be made for a designated period of 5, 10 or 20 years and thereafter as long as the payee lives, with the guarantee that if the payee dies prior to the end of the 5, 10 or 20 year period, whichever is applicable, payments will continue for the remainder of the guaranteed period to a contingent payee, subject to the terms of any supplementary agreement issued.

 OPTION B: LIFE ANNUITY WITHOUT REFUND

  Variable monthly payments will be made to the payee as long as he lives. No minimum number of payments is guaranteed.

 OTHER CONDITIONS

  JHVLICO reserves the right at its sole discretion to make available to Owners and other payees optional methods of payment in addition to the Annuity Options described in this Prospectus and the applicable Contract.

  Federal income tax requirements currently applicable to individual retirement annuity plans provide that the period of years guaranteed under Option A cannot be any greater than the joint life expectancies of the payee and his or her designated beneficiary.

  If the Owner dies on or after annuity payments have begun, any remaining benefit must be paid out at least as rapidly as under the method of making annuity payments then in effect.

                     VARIABLE ACCOUNT VALUATION PROCEDURES

VALUATION DATE--A Valuation Date is any date on which the New York Stock Exchange is open for trading and on which the Fund values its shares. On any date other than a Valuation Date, the Accumulation Share Value or Annuity Unit Value will be the same as that on the next following Valuation Date.

VALUATION PERIOD--A Valuation Period is that period of time from the beginning of the day following a Valuation Date to the end of the next following Valuation Date.

ACCUMULATION SHARE VALUE--The Accumulation Share Value is calculated separately for each subaccount. The value of one Accumulation Share on any Valuation Date is determined for each subaccount by multiplying the immediately preceding Accumulation Share Value by the applicable Net Investment Factor for the Valuation Period ending on such Valuation Date.

ANNUITY UNIT VALUE--The Annuity Unit Value is calculated separately for each subaccount. The value of one Annuity Unit on any Valuation Date is determined for each subaccount by first multiplying the immediately preceding Annuity Unit Value by the applicable Net Investment Factor for the Valuation Period ending on such date and then multiplying this product by an adjustment factor which will neutralize the assumed investment rate used in determining the amounts of annuity payable. The adjustment factor for a Valuation Period of one day for Contracts with an assumed investment rate of 3 1/2% per year is
 .99990575. The assumed investment rate is neutralized by applying the adjustment factor so that the variable annuity payments will increase only if the actual net investment rate of the subaccount exceeds 3 1/2% per year and will decrease only if it is less than 3 1/2% per year.

NET INVESTMENT FACTOR--The Net Investment Factor for each subaccount for any Valuation Period is equal to 1 plus the applicable net investment rate for such Valuation Period. A Net Investment Factor may be more or less than 1. The net investment rate for each subaccount for any Valuation Period is equal to
(a) the accrued investment income and capital gains and losses, whether realized or unrealized, of the subaccount for such Valuation Period less (b) the sum of a deduction for any applicable income taxes and, for each calendar day in the Valuation Period, a deduction of 0.002740% of the value of each subaccount at the beginning of the Valuation Period, the result then being divided by (c) the value of the total net assets of each subaccount at the beginning of the Valuation Period.

ADJUSTMENT OF UNITS AND VALUES--JHVLICO reserves the right to change the number and value of the Accumulation Shares or Annuity Units or both credited to any Contract, without the consent of the

Owner or any other person, provided strict equity is preserved and the change does not otherwise affect the benefits, provisions or investment return of the Contract.

                           MISCELLANEOUS PROVISIONS

 RESTRICTION ON ASSIGNMENT

  In order to qualify for favorable tax treatment, certain Contracts may not be sold, assigned, discounted or pledged as collateral for a loan or as security for the performance of an obligation or for any other purpose, to any person, unless the Owner is the trustee of a trust described in Section 401(a) of the Code. Because an assignment, pledge or other transfer may be a taxable event an Owner should consult a competent tax adviser before taking any such action.

 DEFERMENT OF PAYMENT

  Payment of the value of any Accumulation Shares in a single sum upon a surrender or partial withdrawal will ordinarily be made within seven days after receipt of the written request therefor by JHVLICO at its Home Office. However, redemption may be suspended and payment may be postponed at times (a) when the New York Stock Exchange is closed, other than customary weekend and holiday closings, (b) when trading on that Exchange is restricted, (c) when an emergency exists as a result of which disposal of securities in a subaccount is not reasonably practicable or it is not reasonably practicable to determine the value of the net assets of a subaccount or (d) when a governmental body having jurisdiction over the Account by order permits such suspension. Rules and regulations of the Securities and Exchange Commission, if any are applicable, will govern as to whether conditions described in (b) or (c) exist.

 RESERVATION OF RIGHTS

  JHVLICO reserves the right to add or delete subaccounts, to change the underlying investments of any subaccount, to operate the Account in any form permitted by law and to terminate the Account's registration under the 1940 Act if such registration should no longer be legally required. Certain changes may, under applicable laws and regulations, require notice to or approval of Owners. Otherwise, changes do not require such notice or approval.

 OWNER AND BENEFICIARY

  The Owner has the sole and absolute power to exercise all rights and privileges under the Contract, except as otherwise provided by the Contract or by written notice of the Owner. The Owner and the beneficiary are designated in the application and may be changed by the Owner, effective upon receipt of written notice at the Home Office, subject to the rights of any assignee of record, any action taken prior to receipt of the notice and certain other conditions. While the Annuitant is alive, the Owner may be changed by written notice. The beneficiary may be changed by written notice no later than receipt of due proof of the death of the Annuitant. The change will take effect whether or not the Owner or the Annuitant is then alive.

                             FEDERAL INCOME TAXES

THE ACCOUNT AND JHVLICO

  JHVLICO is taxed as a life insurance company under the Code. The Account is part of JHVLICO's total operations and is not taxed separately as a "regulated investment company" or otherwise.

  The Contracts permit JHVLICO to charge against the Account any taxes, or provisions for taxes, attributable to the operation or existence of the Contracts or the Account. Currently, JHVLICO does not anticipate making a charge for income and other taxes because of the level of such taxes. If the level of current tax is increased, or is expected to increase in the future, JHVLICO reserves the right to make a charge in the future.

  JHVLICO assumes no responsibility for determining whether a particular retirement plan satisfies the applicable requirements of the Code.

CONTRACTS PURCHASED OTHER THAN TO FUND A TAX QUALIFIED PLAN

 THE OWNER OR OTHER PAYEE

  The Contracts are considered annuity contracts under Section 72 of the Code. Currently no Federal income tax is payable on increases in Contract Value until payments are made to the Owner or other payee under such Contract. However, a Contract owned other than by a natural person is not generally an annuity for tax purposes and any increase in value thereunder is taxable as ordinary income as accrued.

  When payments under a Contract are made in the form of an annuity, the amount of each payment is taxed to the Owner or other payee as ordinary income to the extent that such payment exceeds an allocable portion of the Owner's "investment in the contract" (as defined in the Code). In general, an Owner's "investment in the contract" is the aggregate amount of purchase payments made by the Owner, reduced by any amounts previously distributed from the Contract that were not subject to tax. The portion of each variable annuity payment to be excluded from income is determined by dividing the "investment in the contract," adjusted by any refund feature, by the number of periodic payments anticipated during the time that periodic payments are to be made. In the case of a fixed annuity payment, the amount to be excluded in each year is determined by dividing the "investment in the contract," adjusted by any refund feature, by the amount of "expected return" during the time that periodic payments are to be made, and then multiplying by the amount of the payment."

  When a payment under a Contract is made in a single sum, the amount of the payment is taxed as ordinary income to the Owner or other payee to the extent it exceeds the Owner's "investment in the contract."

 PARTIAL WITHDRAWALS BEFORE ANNUITY STARTING DATE

  When a payment under a Contract, including a payment under a systematic withdrawal plan, is less than the amount that would be paid upon the Contract's complete surrender and such payment is made prior to the commencement of annuity payments under the Contract, part or all of the payment (the partial withdrawal) may be taxed to the Owner or other payee as ordinary income.

  On the date of the partial withdrawal, if the cash value of the Contract is greater than the investment in the Contract, any part of such excess value so withdrawn is subject to tax as ordinary income.

  If an individual assigns or pledges any part of the value of a Contract, the value so pledged or assigned is taxed as ordinary income to the same extent as a partial withdrawal.

 PENALTY FOR PREMATURE WITHDRAWALS

  In addition to being included in ordinary income, the taxable portion of any withdrawal may be subject to a 10-percent penalty tax. The penalty tax does not apply to payments made to the Owner or other payee after the Owner attains age 59 1/2, or on account of the Owner's death or disability. If the withdrawal is made in substantially equal periodic payments over the life of the Annuitant or other payee or over the joint lives of the Annuitant and the Annuitant's beneficiary the penalty will also not apply.

DIVERSIFICATION REQUIREMENTS

  Each of the Portfolios of the Fund intends to qualify as a regulated investment company under Subchapter M of the Code and will have to meet the investment diversification tests of Section 817(h) of the Code and the underlying regulations. The Treasury Department and the Internal Revenue Service may, at some future time, issue a ruling or a regulation presenting situations in which it will deem "investor control" to be present over the assets of the underlying Portfolios, causing the Owner to be taxed currently on income credited to the Contracts. In such a case, JHVLICO reserves the right to amend the Contract or the choice of underlying Portfolios to avoid current taxation to the Owners.

CONTRACTS PURCHASED UNDER INDIVIDUAL RETIREMENT ANNUITY PLANS (IRA)

  The maximum amount of purchase payments deductible each year with respect to an individual retirement annuity contract (as defined in Section 408 of the Code) issued on the life of an eligible purchaser is the lesser of $2,000 or 100% of compensation includible in gross income. A person may also purchase a contract for the benefit of his or her non-working spouse. Where an individual elects to deduct amounts contributed on his or her own behalf and on behalf of a spouse, the maximum amount of purchase payments deductible is the lesser of $2,250 or 100% of the compensation included in the gross income of the working spouse; provided, however, not more than $2,000 can be allocated to either person's account. Taxpayers who are active participants in an employer-sponsored retirement plan are permitted to make a deductible purchase payment only if their adjusted gross incomes are below certain amounts.

  No deduction is allowed for purchase payments made in or after the taxable year in which the Owner has attained the age of 70 1/2 years nor is a deduction allowed for a "rollover contribution" as defined in the Code.

  When payments under a Contract are made in the form of an annuity, or in a single sum such as on surrender of the Contract or by partial withdrawal, the payment is taxed as ordinary income.

  IRS required minimum distributions must begin no later than April 1 of the year following the year in which the Owner attains age 70 1/2. The Owner may incur adverse tax consequences if a distribution on surrender of the Contract or by partial withdrawal is made prior to his attaining age 59 1/2, except in the event of his death or total disability.

  Certain tax laws require 20% withholding on certain distributions from individual retirement annuity contract plans. An Owner wishing to rollover his entire distribution should have it paid directly to the successor plan. Otherwise, the Owner's distribution will be reduced by the 20% mandatory income tax. Consult a qualified tax adviser before taking such a distribution.

WITHHOLDING OF TAXES

  JHVLICO is obligated to withhold taxes from certain payments unless the recipient elects otherwise. The withholding rate varies depending upon the nature and the amount of the distribution. JHVLICO will notify the Owner or other payee in advance of the first payment of his or her right to elect out of withholding and furnish a form on which the election may be made. Any election must be received by JHVLICO in advance of the payment in order to avoid withholding.

SEE YOUR OWN TAX ADVISER

  The above description of Federal income tax consequences of owning a Contract is only a brief summary and is not intended as tax advice. Nor does it include a discussion of Federal estate and gift tax or state tax consequences. Tax laws and regulations are subject to change and such changes may be retroactive. Anything less than full compliance with the applicable rules can have adverse tax consequences. For example, premature withdrawals are generally subject to a 10-percent penalty tax. The taxation of an Annuitant or other payee has become so complex and confusing that great care must be taken to avoid pitfalls. For further information a prospective purchaser should consult a qualified tax adviser.

                                  PERFORMANCE

  The Account may, from time to time, advertise certain performance information with respect to its subaccounts. THE PERFORMANCE INFORMATION IS BASED ON HISTORICAL INVESTMENT EXPERIENCE OF THE SUBACCOUNTS AND DOES NOT INDICATE OR REPRESENT FUTURE PERFORMANCE.

  The subaccounts may include total return in advertisements. When a subaccount advertises its total return, it will usually be calculated for one year, five years, and ten years or for the life of the applicable portfolio. Total return is the percentage change between the value of a hypothetical investment in the subaccount at the beginning of the relevant period to the value of the investment at the end of the period. Total return at the Account level reflects all Contract charges (other than premium tax charges)-- mortality and expense risk charges, administrative service charge, and the annual contract fee--and is therefore lower than total return at the Fund level where no comparable charges have been deducted. Because the Contracts have not yet been offered, a total return figure does not necessarily correspond to the total return actually earned by any Contract Owner.

  The Money Market Subaccount may advertise "current yield" and "effective yield." Current yield refers to the income earned by the subaccount over a seven-day period and then annualized; i.e., the income earned in the period is assumed to be earned every seven days over a 52-week period and stated as a percentage of the investment. Effective yield is calculated similarly but, when annualized, the income earned by the investment is assumed to be reinvested in the subaccount and thus compounded in the course of a 52-week period. The effective yield will be slightly higher than the current yield because of this compounding effect of the assumed reinvestment.

  The other subaccounts may also advertise current yield. For these subaccounts, the current yield will be calculated by dividing the annualization of the income earned by the subaccount during a recent thirty-day period by the maximum offering price per unit at the end of such period. In all cases, current yield and effective yield reflect the recurring charges on the Account level including the annual contract fee but do not reflect any premium tax charge.

  Performance information for the subaccounts may be compared to other variable annuity separate accounts or other investment products surveyed by Lipper Analytical Services, Inc., an independent service which monitors and ranks the performance of investment companies, or tracked by other rating services, companies, publications, or persons who independently monitor and rank investment company performance. Performance figures are calculated in accordance with standardized methods established by each reporting service.

                               STATE REGULATION

  JHVLICO is subject to the provisions of the Massachusetts insurance laws applicable to stock life insurance companies and to regulation and supervision by the Massachusetts Commissioner of Insurance. JHVLICO is also subject to the applicable insurance laws of all the other states and jurisdictions in which it does an insurance business.

                                    REPORTS

  Reports will be furnished at least annually to an Owner showing the number and value of Accumulation Shares credited to the variable annuity contract and containing the financial statements of the Fund.

                               VOTING PRIVILEGES

  All of the assets in the subaccounts of the Account are invested in shares of the corresponding Portfolios of the Fund. JHVLICO will vote the shares of each of the Portfolios of the Fund which are deemed attributable to the Contracts at meetings of the Fund's shareholders in accordance with instructions received from Owners of the Contracts. Shares of the Fund held in the Account which are not attributable to the Contracts and those for which instructions from owners are not received will be represented by JHVLICO at the meeting and will be voted for and against each matter in the same proportion as the votes based upon the instructions received from the owners of all annuity contracts funded through the Account's corresponding variable subaccounts.

  The number of Fund shares held in each subaccount deemed attributable to each Owner is determined by dividing a Contract's Accumulation Share Value (or for a Contract under which annuity payments have commenced, the equivalent) in the subaccount by the net asset value of one share in the corresponding Fund Portfolio in which the assets of that subaccount are invested. Fractional votes will be counted. The number of shares as to which the Owner may give instructions will be determined as of the record date for the Fund's meeting.

   Owners of Contracts may give instructions regarding the election of the Board of Trustees of the Fund, ratification of the selection of independent auditors, approval of the Fund's investment management agreement and other matters requiring a vote under the 1940 Act. Owners will be furnished information and forms by JHVLICO in order that voting instructions may be given.

               CHANGES IN APPLICABLE LAW--FUNDING AND OTHERWISE

  The voting privileges described in this prospectus are afforded based on JHVLICO's understanding of applicable Federal securities law requirements. To the extent that applicable law, regulations or interpretations change to eliminate or restrict the need for such voting privileges, JHVLICO reserves the right to proceed in accordance with any such revised requirements. JHVLICO also reserves the right, subject to compliance with applicable law, including approval of Owners if so required, to transfer assets determined by JHVLICO to be associated with the class of contracts to which the Contracts belong from the Account to another separate account or subaccount by withdrawing the same percentage of each investment in the Account with appropriate adjustments to avoid odd lots and fractions.

                                 LEGAL MATTERS

  Legal matters in connection with the Contracts and Federal laws and regulations relating to their issue and sale have been passed upon by Sandra
M. DaDalt, Counsel for JHVLICO.

                         DISTRIBUTION OF THE CONTRACTS

  John Hancock Distributors, Inc., ("Distributors"), a wholly owned subsidiary of John Hancock, is registered as a broker-dealer with the Commission under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. Distributors is the principal underwriter and distributor of the Contracts, pursuant to a distribution agreement it has entered into with JHVLICO.

                            REGISTRATION STATEMENT

  This Prospectus omits certain information contained in the Registration Statement which has been filed with the Securities and Exchange Commission. More details may be obtained from the Commission upon payment of the prescribed fee.

                                    EXPERTS

  The financial statements of JHVLICO and the Account included in the
Statement of Additional Information have been audited by                   ,
independent auditors, whose reports thereon appear in the Statement of Additional Information and have been so included in reliance on their reports given on their authority as experts in accounting and auditing.

                              FINANCIAL STATEMENTS

  Financial statements of JHVLICO and the Account may be found in the Statement of Additional Information. The financial statements of JHVLICO should be dis-tinguished from the financial statements of the Account and should be consid-ered only as bearing upon the ability of JHVLICO to meet its obligations under the Contracts.

                         TABLE OF CONTENTS OF STATEMENT
                           OF ADDITIONAL INFORMATION

                                                              CROSS REFERENCE TO
                                                         PAGE PAGE IN PROSPECTUS
                                                         ---- ------------------
Business History........................................   1
Distribution Agreement and Other Services...............   1
  Distribution Agreement................................   1
  Investment Advisory Agreement.........................   1
  Custodian Agreement...................................   2
  Independent Auditors..................................   2
Calculation of Performance Data.........................   3
Calculation of Annuity Payments.........................   4
Financial Statements....................................   6

  Because of exemptive and exclusionary provisions, interests in JHVLICO's general account have not been registered under the Securities Act of 1933 and the general account has not been registered as an investment company under the 1940 Act. Accordingly, neither the general account nor any interests therein are subject to the provisions of these Acts, and JHVLICO has been advised that the staff of the Commission has not reviewed the disclosure in this Prospectus relating to the Fixed Account. Disclosure regarding the Fixed Account may, however, be subject to certain generally-applicable provisions of the Federal securities laws relating to accuracy and completeness of statements made in prospectuses.

              APPENDIX--THE FIXED ACCOUNT AND FIXED ACCOUNT VALUE

 INVESTMENTS IN THE FIXED ACCOUNT

  Net purchase payments will be allocated to the Fixed Account in accordance with the selection made by the Owner in the application. The Owner may change such selection by notice satisfactory to JHVLICO at its Home Office. Any selection must specify what percentage of the purchase payment is to be allocated to the Fixed Account. The percentage must be a whole number.

  The Value in the Fixed Account, at any time prior to annuitization, is equal to:

    (a) net purchase payments allocated to the Fixed Account; plus

    (b) Variable Account Value (amounts held in the subaccounts of the Variable Account) transferred to the Fixed Account; plus

    (c) interest credited on amounts held in the Fixed Account; less

    (d) any prior partial withdrawals from the Fixed Account; less

    (e) amounts transferred out of the Fixed Account to the Variable Account;
  less

    (f) any applicable charges deducted from the Fixed Account.

 INTEREST TO BE CREDITED

  Prior to annuitization, JHVLICO will credit interest (calculated on a compound basis) to purchase payments allocated to the Fixed Account at rates declared by JHVLICO, subject to a minimum rate of 3%. For purposes of this section, Variable Account Value transferred to the Fixed Account shall be treated as a purchase payment.

  Under current practice, the interest rate credited to amounts held in the Fixed Account will be based on the size of the initial payment to the Contract. If the initial payment was $10,000 or more, a higher interest rate will be credited. The rate of interest credited on each amount may vary based upon when that amount was first allocated to the Fixed Account.

 TRANSFER AND REDUCTIONS OF FIXED ACCOUNT VALUE

  The Owner may transfer Fixed Account Value to one or more subaccounts of the Variable Account or may transfer Variable Account Value into the Fixed Account. The maximum amount that may be transferred into the Fixed Account in a Contract Year is $100,000, less any premiums previously deposited into the Fixed Account in such Contract Year (exclusive of any initial deposit made to the Fixed Account at the time the Contract is issued); such initial deposit may be as large as $500,000. After the tenth Contract Year, no deposits or transfers may be made into the Fixed Account. JHVLICO may waive these limits.

  Sums on deposit in the subaccounts may be transferred into the Fixed Account up to twelve times within a Contract Year during the accumulation period, but not within six months of a transfer out of the Fixed Account. Transfers out of the Fixed Account may be made only once in a Contract Year and only on or within 30 days after a Contract anniversary. No more than the greater of 20% of the Fixed Account Value or $500 may be transferred out of the Fixed Account per Contract Year without our prior approval. After annuitization, the amount of any fixed annuity allocation may not be changed.

  Transfers will be made after receipt of notice satisfactory to JHVLICO at its Home Office. Transfer requests received by JHVLICO before 4:00 p.m. Eastern Time on a business day will be valued as of the close of that day. Any requests received after 4:00 p.m. or on a non-business day will be valued as of the close of the next business day.

  An Owner may request a transfer in writing or, once a written telephone transfer authorization form is completed by the Owner, the Owner may request a transfer by telephoning JHVLICO at 800 741-8184 or via the JHVLICO facsimile machine at 617-572-0954. (Any transfer requests received via facsimile are considered telephone transfers and are bound by the conditions outlined in the Owner's signed telephone transfer authorization form.) Any written request should include the Owner's name, daytime telephone number, and contract number as well as the names of the subaccounts or Fixed Account from which and to which money will be transferred. JHVLICO reserves the right to modify, suspend, or terminate telephone transfers at any time without notice to the Owners.

  An Owner who authorizes telephone transfers will be liable for any loss, expense or cost arising out of any unauthorized or fraudulent telephone transfer instructions which JHVLICO reasonably believes to be genuine, unless such loss, expense or cost is the result of JHVLICO's mistake or negligence. JHVLICO employs procedures which provide adequate safeguards against the execution of unauthorized transfers, and which are reasonably designed to confirm that transfer instructions received by telephone are genuine. These procedures include requiring personal identification, tape recording calls, and providing written confirmation to the Owner.

 FIXED ANNUITY PAYMENT VALUES

  The dollar amount of each fixed annuity payment will be determined by dividing the amount applied under the fixed annuity option (net of any applicable premium taxes) by $1,000 and multiplying the result by the greater of: (a) the applicable factor shown in the appropriate table in the Contract; or (b) the factor currently offered by JHVLICO at the time of annuitization. This current factor may be based on the sex of the payee unless prohibited by law.

  APPENDIX--VARIABLE ANNUITY INFORMATION FOR INDIVIDUAL RETIREMENT ANNUITIES

  To help you understand your purchase of this Contract as an Individual Retirement Annuity (IRA), we are providing the following summary.

   I. Accumulation Shares--Each net purchase payment you make into your Contract is allocated to the subaccounts you select, and Accumulation Shares are purchased. This is the unit of measurement used to determine the value of your Contract. The number of shares purchased in any subaccount is based on the share value of that subaccount next determined after receipt of the payment at our Home Office. The values of shares fluctuate with the daily investment performance of the corresponding subaccount. The growth in the value of your Contract, to the extent invested in the Separate Account, is neither guaranteed nor projected and varies with the investment Portfolio you have selected. Each net purchase payment allocated to the Fixed Account will be credited interest, as determined by JHVLICO. The minimum guarantee rate is 3%. More details appear under "Accumulation Shares" in this Prospectus and in the "Appendix--The Fixed Account and Fixed Account Value."

   II. Separate Account and Series Fund Charges--The assets of the Separate Account are charged for services and guarantees. The annualized charge equals 1.00%. Fees varying by Portfolio are charged against the Series Fund for investment management and advisory services. Details appear under "Charges Under the Annuity Contracts" in this Prospectus and "Management of the Fund" in the accompanying Series Fund prospectus.

   III. Deductions from the Contract--The full amount of each deposit is applied to the Contract. At or after the purchase date, one or more of the following charges may be made, depending on circumstances.

    1. CONTRACT FEE--JHVLICO currently deducts $30 from the Accumulated Value of the Contract as a contract fee if the Accumulated Value is less than $10,000. This occurs annually or at the time of surrender. Please refer to "Charges for Administrative Services" in this Prospectus.

    2. STATE PREMIUM TAX--Some states and local governments impose a premium or similar tax on annuities. JHVLICO only deducts this tax when required to do so. Please refer to "Premium or Similar Taxes" in this Prospectus.

      APPENDIX--ILLUSTRATIVE ACCUMULATED VALUE AND ANNUITY PAYMENT TABLES

  The following Tables present illustrative periodic Accumulated Values and annuity payments that would have resulted under a Contract described in this prospectus had such values and payments been based exclusively upon the investment experience of the seven specified subaccounts, assuming investment by each of those subaccounts in the related Portfolio in the Fund and its predecessors during the periods shown. The other subaccounts are not illustrated, because of the limited time that they and their related Fund Portfolios have been available. The Contracts described in this prospectus will be first offered in 1997.

  For years ended December 31, 1986, and prior thereto, values have been calculated based upon the actual investment results of the three corresponding variable life insurance managed separate accounts which were the predecessors to the Growth & Income, Sovereign Bond, and Money Market Portfolios, as if the Fund had been in existence prior to March 28, 1986, the date of its reorganization.

  The Tables assume investment of a single purchase payment of $10,000, net of any deductions from purchase payments, and that charges under the Contracts have been made at an annual rate of 1.00% for mortality and expense risks and administrative services. The tables also reflect actual investment management fees and other portfolio expenses for the periods illustrated. Absent expense reimbursements by John Hancock to certain of the Portfolios for some periods, the values illustrated would have been lower.

WHAT THE TABLES ILLUSTRATE

  Subject to the foregoing, each Table I presents for the periods shown the illustrative periodic Accumulated Values for each Account which would have resulted at yearly intervals under a Contract where a net single purchase payment of $10,000 was made, based upon the investment performance of the applicable funding medium.

  Subject to the foregoing, each Table II indicates, at annual intervals, illustrative monthly variable annuity payments for each subaccount which would have been received by an Annuitant or other payee, assuming that an initial annuity payment of $100 was received in the month and year indicated in the respective Tables. The form of annuity illustrated is a life annuity with payments guaranteed for 10 years.

  The results shown should not be considered a representation of the future. A program of the type illustrated in the Tables does not assure a profit or protect against depreciation in declining markets.

                    JOHN HANCOCK VARIABLE ANNUITY ACCOUNT I

                              MANAGED SUBACCOUNT

         ILLUSTRATIVE PERIODIC ACCUMULATED VALUES AND ANNUITY PAYMENTS

TABLE I--ACCUMULATION PERIOD--ILLUSTRATIVE ACCUMULATED VALUES WHICH WOULD HAVE RESULTED IF A $10,000 NET PURCHASE PAYMENT HAD BEEN ISSUED NOVEMBER 9, 1987

                                                             ACCUMULATED VALUE
                                                              ON DECEMBER 31
       CONTRACT YEAR COMMENCING                              OF THE SAME YEAR
       ------------------------                              -----------------
       November 1987........................................
       November 1988........................................
       November 1989........................................
       November 1990........................................
       November 1991........................................
       November 1992........................................
       November 1993........................................
       November 1994........................................
       November 1995........................................

TABLE II--ANNUITY PERIOD--ILLUSTRATIVE MONTHLY VARIABLE ANNUITY PAYMENTS-- MANAGED SUBACCOUNT

  This Table shows, at annual intervals, the illustrative monthly variable annuity payments an Annuitant would have received assuming the Annuitant received a first annuity payment of $100 in November 1987.

                                                                        PAYMENT
       MONTH                                                           FOR MONTH
       -----                                                           ---------
       November 1987..................................................
       November 1988..................................................
       November 1989..................................................
       November 1990..................................................
       November 1991..................................................
       November 1992..................................................
       November 1993..................................................
       November 1994..................................................
       November 1995..................................................

  The amounts shown are based on the investment performance of the Managed Subaccount and the Managed Portfolio. All amounts reflect the provisions of the Contracts described in this Prospectus, including annuity tables based on the standard assumed investment rate of 3 1/2% per annum. The amounts shown do not reflect the deduction for any applicable premium tax. See text preceding the Tables.

                          GROWTH & INCOME SUBACCOUNT

         ILLUSTRATIVE PERIODIC ACCUMULATED VALUES AND ANNUITY PAYMENTS

TABLE I--ACCUMULATION PERIOD--ILLUSTRATIVE ACCUMULATED VALUES WHICH WOULD HAVE RESULTED IF A $10,000 NET PURCHASE PAYMENT CONTRACT HAD BEEN ISSUED JANUARY 2, 1975

                                                             ACCUMULATED VALUE
                                                              ON DECEMBER 31
       CONTRACT YEAR COMMENCING                              OF THE SAME YEAR
       ------------------------                              -----------------
       January 1975.........................................
       January 1976.........................................
       January 1977.........................................
       January 1978.........................................
       January 1979.........................................
       January 1980.........................................
       January 1981.........................................
       January 1982.........................................
       January 1983.........................................
       January 1984.........................................
       January 1985.........................................
       January 1986.........................................
       January 1987.........................................
       January 1988.........................................
       January 1989.........................................
       January 1990.........................................
       January 1991.........................................
       January 1992.........................................
       January 1993.........................................
       January 1994.........................................
       January 1995.........................................

TABLE II--ANNUITY PERIOD--ILLUSTRATIVE MONTHLY VARIABLE ANNUITY PAYMENTS-- GROWTH & INCOME SUBACCOUNT
  This Table shows, at annual intervals, the illustrative monthly variable an-nuity payments an Annuitant would have received assuming the Annuitant re-ceived a first annuity payment of $100 in January 1975.

                                                                        PAYMENT
       MONTH                                                           FOR MONTH
       -----                                                           ---------
       January 1975...................................................
       January 1976...................................................
       January 1977...................................................
       January 1978...................................................
       January 1979...................................................
       January 1980...................................................
       January 1981...................................................
       January 1982...................................................
       January 1983...................................................
       January 1984...................................................
       January 1985...................................................
       January 1986...................................................
       January 1987...................................................
       January 1988...................................................
       January 1989...................................................
       January 1990...................................................
       January 1991...................................................
       January 1992...................................................
       January 1993...................................................
       January 1994...................................................
       January 1995...................................................
       January 1996...................................................

  The amounts shown are based on the investment performance of the Growth & Income Subaccount, the Growth & Income Portfolio, and its predecessors. All amounts reflect the provisions of the Contracts described in this Prospectus, including annuity tables based on the standard assumed investment rate of 3 1/2% per annum. The amounts shown do not reflect the deduction for any appli-cable premium tax. See text preceding these Tables.

                          LARGE CAP GROWTH SUBACCOUNT

                   ILLUSTRATIVE PERIODIC ACCUMULATED VALUES
                             AND ANNUITY PAYMENTS

TABLE I--ACCUMULATION PERIOD--ILLUSTRATIVE ACCUMULATED VALUES WHICH WOULD HAVE RESULTED IF A $10,000 NET PURCHASE PAYMENT HAD BEEN ISSUED NOVEMBER 24, 1987

                                                             ACCUMULATED VALUE
                                                              ON DECEMBER 31
       CONTRACT YEAR COMMENCING                              OF THE SAME YEAR
       ------------------------                              -----------------
       November 1987........................................
       November 1988........................................
       November 1989........................................
       November 1990........................................
       November 1991........................................
       November 1992........................................
       November 1993........................................
       November 1994........................................
       November 1995........................................

TABLE II--ANNUITY PERIOD--ILLUSTRATIVE MONTHLY VARIABLE ANNUITY PAYMENTS-- LARGE CAP GROWTH SUBACCOUNT

  This Table shows, at annual intervals, the illustrative monthly variable annuity payments an Annuitant would have received assuming the Annuitant received a first annuity payment of $100 in November 1987.

                                                                        PAYMENT
       MONTH                                                           FOR MONTH
       -----                                                           ---------
       November 1987..................................................
       November 1988..................................................
       November 1989..................................................
       November 1990..................................................
       November 1991..................................................
       November 1992..................................................
       November 1993..................................................
       November 1994..................................................
       November 1995..................................................

  The amounts shown are based on the investment performance of the Large Cap Growth Subaccount and the Large Cap Growth Portfolio. All amounts reflect the provisions of the Contracts described in this Prospectus, including annuity tables based on the standard assumed investment rate of 3 1/2% per annum. The amounts shown do not reflect the deduction for any applicable premium tax. See text preceding the Tables.

                         REAL ESTATE EQUITY SUBACCOUNT

                   ILLUSTRATIVE PERIODIC ACCUMULATED VALUES
                             AND ANNUITY PAYMENTS

TABLE I--ACCUMULATION PERIOD--ILLUSTRATIVE ACCUMULATED VALUES WHICH WOULD HAVE RESULTED IF A $10,000 NET PURCHASE PAYMENT HAD BEEN ISSUED FEBRUARY 14, 1989

                                                             ACCUMULATED VALUE
                                                              ON DECEMBER 31
       CONTRACT YEAR COMMENCING                              OF THE SAME YEAR
       ------------------------                              -----------------
       February 1989........................................
       February 1990........................................
       February 1991........................................
       February 1992........................................
       February 1993........................................
       February 1994........................................
       February 1995........................................

TABLE II--ANNUITY PERIOD--ILLUSTRATIVE MONTHLY VARIABLE ANNUITY PAYMENTS--REAL ESTATE EQUITY SUBACCOUNT

  This Table shows, at annual intervals, the illustrative monthly variable annuity payments an Annuitant would have received assuming the Annuitant received a first annuity payment of $100 in February 1989.

                                                                        PAYMENT
       MONTH                                                           FOR MONTH
       -----                                                           ---------
       February 1989..................................................
       February 1990..................................................
       February 1991..................................................
       February 1992..................................................
       February 1993..................................................
       February 1994..................................................
       February 1995..................................................
       February 1996..................................................

  The amounts shown are based on the investment performance of the Real Estate Equity Subaccount and the Real Estate Equity Portfolio. All amounts reflect the provisions of the Contracts described in this Prospectus, including annuity tables based on the standard assumed investment rate of 3 1/2% per annum. The amounts shown do not reflect the deduction for any applicable premium tax. See text preceding the Tables.

                       INTERNATIONAL EQUITIES SUBACCOUNT

         ILLUSTRATIVE PERIODIC ACCUMULATED VALUES AND ANNUITY PAYMENTS

TABLE I--ACCUMULATION PERIOD--ILLUSTRATIVE ACCUMULATED VALUES WHICH WOULD HAVE RESULTED IF A $10,000 NET PURCHASE PAYMENT HAD BEEN ISSUED FEBRUARY 10, 1989

                                                             ACCUMULATED VALUE
                                                              ON DECEMBER 31
       CONTRACT YEAR COMMENCING                              OF THE SAME YEAR
       ------------------------                              -----------------
       February 1989........................................
       February 1990........................................
       February 1991........................................
       February 1992........................................
       February 1993........................................
       February 1994........................................
       February 1995........................................

TABLE II--ANNUITY PERIOD--ILLUSTRATIVE MONTHLY VARIABLE ANNUITY PAYMENTS-- INTERNATIONAL EQUITIES SUBACCOUNT

  This Table shows, at annual intervals, the illustrative monthly variable annuity payments an Annuitant would have received assuming the Annuitant received a first annuity payment of $100 in February 1989.

                                                                        PAYMENT
       MONTH                                                           FOR MONTH
       -----                                                           ---------
       February 1989..................................................
       February 1990..................................................
       February 1991..................................................
       February 1992..................................................
       February 1993..................................................
       February 1994..................................................
       February 1995..................................................
       February 1996..................................................

  The amounts shown are based on the investment performance of the International Equities Subaccount and the International Equities Portfolio. All amounts reflect the provisions of the Contracts described in this Prospectus, including annuity tables based on the standard assumed investment rate of 3 1/2% per annum. The amounts shown do not reflect the deduction for any applicable premium tax. See text preceding the Tables.

                           SOVEREIGN BOND SUBACCOUNT

         ILLUSTRATIVE PERIODIC ACCUMULATED VALUES AND ANNUITY PAYMENTS

TABLE I--ACCUMULATION PERIOD--ILLUSTRATIVE ACCUMULATED VALUES WHICH WOULD HAVE RESULTED IF A $10,000 NET PURCHASE PAYMENT CONTRACT HAD BEEN ISSUED JUNE 2, 1980

                                                             ACCUMULATED VALUE
                                                              ON DECEMBER 31
       CONTRACT YEAR COMMENCING                              OF THE SAME YEAR
       ------------------------                              -----------------
       June 1980............................................
       June 1981............................................
       June 1982............................................
       June 1983............................................
       June 1984............................................
       June 1985............................................
       June 1986............................................
       June 1987............................................
       June 1988............................................
       June 1989............................................
       June 1990............................................
       June 1991............................................
       June 1992............................................
       June 1993............................................
       June 1994............................................
       June 1995............................................

TABLE II--ANNUITY PERIOD--ILLUSTRATIVE MONTHLY VARIABLE ANNUITY PAYMENTS-- SOVEREIGN BOND SUBACCOUNT

  This Table shows, at annual intervals, the illustrative monthly variable annuity payments an Annuitant would have received assuming the Annuitant received a first annuity payment of $100 in June 1980.

                                                                        PAYMENT
       MONTH                                                           FOR MONTH
       -----                                                           ---------
       June 1980......................................................
       June 1981......................................................
       June 1982......................................................
       June 1983......................................................
       June 1984......................................................
       June 1985......................................................
       June 1986......................................................
       June 1987......................................................
       June 1988......................................................
       June 1989......................................................
       June 1990......................................................
       June 1991......................................................
       June 1992......................................................
       June 1993......................................................
       June 1994......................................................
       June 1995......................................................

  The amounts shown are based on the investment performance of the Sovereign Bond Subaccount, the Sovereign Bond Portfolio, and its predecessors. All amounts reflect the provisions of the Contracts described in this Prospectus, including annuity tables based on the standard assumed investment rate of 3 1/2% per annum. The amounts shown do not reflect the deduction for any applicable premium tax. See text preceding these Tables.

                            MONEY MARKET SUBACCOUNT

         ILLUSTRATIVE PERIODIC ACCUMULATED VALUES AND ANNUITY PAYMENTS

TABLE I--ACCUMULATION PERIOD--ILLUSTRATIVE ACCUMULATED VALUES WHICH WOULD HAVE RESULTED IF A $10,000 NET PURCHASE PAYMENT CONTRACT HAD BEEN ISSUED MAY 13, 1982

                                                             ACCUMULATED VALUE
                                                              ON DECEMBER 31
       CONTRACT YEAR COMMENCING                              OF THE SAME YEAR
       ------------------------                              -----------------
       May 1982.............................................
       May 1983.............................................
       May 1984.............................................
       May 1985.............................................
       May 1986.............................................
       May 1987.............................................
       May 1988.............................................
       May 1989.............................................
       May 1990.............................................
       May 1991.............................................
       May 1992.............................................
       May 1993.............................................
       May 1994.............................................
       May 1995.............................................

TABLE II--ANNUITY PERIOD--ILLUSTRATIVE MONTHLY VARIABLE ANNUITY PAYMENTS-- MONEY MARKET SUBACCOUNT

  This Table shows, at annual intervals, the illustrative monthly variable annuity payments an Annuitant would have received assuming that Annuitant received a first annuity payment of $100 in May 1982.

                                                                        PAYMENT
       MONTH                                                           FOR MONTH
       -----                                                           ---------
       May 1982.......................................................
       May 1983.......................................................
       May 1984.......................................................
       May 1985.......................................................
       May 1986.......................................................
       May 1987.......................................................
       May 1988.......................................................
       May 1989.......................................................
       May 1990.......................................................
       May 1991.......................................................
       May 1992.......................................................
       May 1993.......................................................
       May 1994.......................................................
       May 1995.......................................................

  The amounts shown are based on the investment performance of the Money Market Subaccount, the Money Market Portfolio, and its predecessors. All amounts reflect the provisions of the Contracts described in this Prospectus, including annuity tables based on the standard assumed investment rate of 3 1/2% per annum. The amounts shown do not reflect the deduction for any applicable premium tax. See text preceding these Tables.

                    JOHN HANCOCK VARIABLE ANNUITY ACCOUNT I

                             CROSS REFERENCE SHEET

                               ----------------

                                            SECTION IN STATEMENT OF
             FORM N-4 ITEM NO.              ADDITIONAL INFORMATION
             -----------------              -----------------------       ---
 15. Cover Page............................ Cover Page
 16. Table of Contents..................... Table of Contents
 17. General Information and History....... Business History
                                            Distribution Agreement and
 18. Services.............................. Other Services
 19. Purchase of Securities Being Offered.. Not Applicable (relevant information in prospectus)
                                            Distribution Agreement and
 20. Underwriters.......................... Other Services
 21. Calculation of Yield Quotations of     Calculation of Performance
      Money Market Subaccounts............. Data
                                            Calculation of Annuity
 22. Annuity Payments...................... Payments
 23. Financial Statements.................. Financial Statements

                 JOHN HANCOCK VARIABLE LIFE INSURANCE COMPANY
                     INDIVIDUAL COMBINATION VARIABLE/FIXED
                               ANNUITY CONTRACTS
                    JOHN HANCOCK VARIABLE ANNUITY ACCOUNT I
                      STATEMENT OF ADDITIONAL INFORMATION

                               ----------------

  This statement of additional information is not a prospectus. It is intended that this statement of additional information be read in conjunction with the
prospectus of John Hancock Variable Annuity Account I, dated       , 1997. A
copy of the prospectus may be obtained from John Hancock Variable Annuity Account I, Life and Annuity Services, P.O. Box 111, Boston, Massachusetts, 02117, telephone number (800-741-8184), Fax (617) 572-0954.

  This statement of additional information is dated        , 1997.

                               TABLE OF CONTENTS

                               ----------------

                                                             CROSS REFERENCE TO
                                                        PAGE PAGE IN PROSPECTUS
                                                        ---- -------------------
Business History.......................................   1         14-15
Distribution Agreement and Other Services..............   1     20, 14-16, 33
  Distribution Agreement...............................   1        20, 33
  Investment Advisory Agreement........................   1         14-16
  Custodian Agreement..................................   2          --
  Independent Auditors.................................   2          33
Calculation of Performance Data........................   3          31
Calculation of Annuity Payments........................   4         25-26
Financial Statements...................................   6          34

                               BUSINESS HISTORY

  John Hancock Variable Annuity Account I (the "Account") is a separate account of John Hancock Variable Life Insurance Company ("JHVLICO"), established under the laws of the Commonwealth of Massachusetts. The Account is organized as a unit investment trust and registered with the Securities and Exchange Commission under the Investment Company Act of 1940 (the "Act") and the Securities Act of 1933. The Account has eighteen separate subaccounts (Growth & Income, Sovereign Bond, Money Market, Large Cap Growth, Managed, Real Estate Equity, International Equities, Short-Term U.S. Government, Special Opportunities, Equity Index, Large Cap Value, Mid Cap Growth, Mid Cap Value, Small Cap Growth, Small Cap Value, Strategic Bond, International Opportunities, and International Balanced) through which JHVLICO's individual combination fixed/variable annuity contracts are funded, at the discretion of the individual contract owner (the "Owner"). The assets of each subaccount are, in turn, invested in a corresponding Portfolio of John Hancock Variable Series Trust I (the "Fund"), a registered open-end diversified management investment company advised by John Hancock Mutual Life Insurance Company ("John Hancock").

                   DISTRIBUTION AGREEMENT AND OTHER SERVICES

DISTRIBUTION AGREEMENT

  Pursuant to a Distribution Agreement, dated       , 1997, John Hancock
Distributors, Inc., ("Distributors"), a registered broker-dealer, acts as "principal underwriter" for the Account. Distributors' compensation for sales and administrative expenses and providing the minimum death benefit is described in the Account's Prospectus under "Charges Under the Annuity Contracts." Distributors' major responsibility as underwriter is to perform all sales and marketing functions relating to the Contracts. The offering of the Account's interests is continuous, but Distributors is not obligated to sell any particular amount of the Account's interests.

INVESTMENT ADVISORY AGREEMENT

  The Fund, in which the Contracts are invested, has contracted with John Hancock for investment advisory services. Pursuant to two Investment Management Agreements, both dated as of April 12, 1988, one Investment Management Agreement, dated April 15, 1994, and one Investment Management Agreement, dated March 14, 1996, John Hancock, a registered investment adviser under the Investment Advisers Act of 1940, advises the Fund in connection with policy decisions; provides administration of day-to-day operations; negotiates the quantity or price of its investments; provides personnel, office space, equipment, and supplies for the Fund; maintains records required by the Act; values assets and liabilities of the Fund; computes income, net asset value, and yield of each Portfolio; and supervises activities of the sub-investment managers referred to below.

  John Hancock has day-to-day responsibility for making investment decisions and placing investment orders for the Money Market Portfolio. However, with respect to the other Portfolios, John Hancock has contracted with the following registered investment advisors to perform these and certain other recordkeeping functions as sub-investment manager pursuant to sub-investment agreements dated as indicated:

 Managed               Independence Investment Associates, Inc.   4/15/88
 Growth & Income       Independence Investment Associates, Inc.   4/15/88
 Equity Index          Independence Investment Associates, Inc.   3/29/96
 Large Cap Value       T. Rowe Price Associates, Inc.             3/29/96
 Large Cap Growth      Independence Investment Associates, Inc.   4/15/88
 Mid Cap Value         Neuberger & Berman L.P.                    5/01/96
 Mid Cap Growth        Janus Capital Corporation                  3/29/96
 Special Opportunities John Hancock Advisers, Inc.                  (   )
 Real Estate Equity    Independence Investment Associates, Inc.   4/15/94

 Small Cap Value             INVESCO Management and Research            3/22/96
 Small Cap Growth            John Hancock Advisers, Inc.                3/29/96
 International Balanced      Brinson Partners, Inc.                     3/29/96
 International Equities      John Hancock Advisers, Inc.                4/15/88
                             John Hancock Advisers International, Inc.  4/15/88
 International Opportunities T. Rowe Price Associates, Inc.             3/29/96
                             Rowe Price-Fleming International, Inc.     3/29/96
 Short-Term U.S. Government  Independence Investment Associates, Inc.   4/15/94
 Sovereign Bond              John Hancock Advisers, Inc.                5/01/95
 Strategic Bond              J.P. Morgan Investment Management, Inc.    3/29/96

  John Hancock pays the sub-investment management fees pursuant to the Agreements and, therefore, the sub-investment management arrangements result in no additional charge or expense to the Fund or to contractholders. A more complete description of the Fund's management and the investment advisory fees is included under "Management of the Fund" in the Fund's Prospectus and under "Investment Advisory and Other Services" in the Fund's Statement of Additional Information.

CUSTODIAN AGREEMENT

  The Fund's custodian with respect to the Growth & Income, Large Cap Growth, Real Estate Equity, Short-Term U.S. Government, and Money Market Portfolios is Chemical Banking Corporation of 4 New York Plaza, New York, New York, pursuant to a Custodian Agreement, dated January 15, 1986 and amended April, 1988. The fund's custodian with respect to the Sovereign Bond Portfolio is Investors Bank and Trust Company, 24 Federal Street, Boston, pursuant to a Custodian Agreement dated May 2, 1995. The Fund's custodian with respect to the other Portfolios is State Street Bank and Trust, 225 Franklin Street, Boston, Massachusetts, pursuant to a Custodian Agreement, dated January 30, 1995 and amended March 18, 1996. The custodian's duties include safeguarding and controlling the Fund's cash investments, handling the receipt and delivery of securities, and collecting interest and dividends on the Fund's investments.

INDEPENDENT AUDITORS

  Ernst & Young LLP, 200 Clarendon Street, Boston, Massachusetts, has been selected as the independent auditors of the Account. The firm is responsible for auditing the financial statements of the Account and JHVLICO.

                        CALCULATION OF PERFORMANCE DATA

  The Account will show the average annual total return for each subaccount, according to the following formula prescribed by the Securities and Exchange
Commission:

                                P(1 + T)n = ERV

   where:   P   = a hypothetical initial payment of $1,000
            T   = average annual total return
            n   = number of years
          ERV   = ending redeemable value of a hypothetical $1,000 payment, made at the beginning of a period (or fractional portion thereof)

  Average annual total return is the annual compounded rate of return that would have produced the cash redemption value under a Contract had the subaccount been invested in a specified Portfolio of the Fund (or its predecessor) over the stated period and had the performance remained constant throughout. The calculation assumes a single $1,000 payment made at the beginning of the period and full redemption at the end of the period. It reflects adjustments for all Fund and Contract level charges except premium taxes, if any.

  On that basis, the following table shows the average annual total return for each subaccount for the periods ended December 31, 1996:

                                           AVERAGE ANNUALIZED
                                     -------------------------------
                                     YEAR TO                           DATE OF
 SUBACCOUNT***                        DATE   1 YEAR 5 YEAR* 10 YEAR* INCEPTION**
 -------------                       ------- ------ ------- -------- -----------
Managed.............................                                  11/09/87
Growth & Income.....................                                  04/03/72
Equity Index........................
Large Cap Value.....................
Large Cap Growth....................                                  11/24/87
Mid Cap Value.......................
Mid Cap Growth......................
Special Opportunities...............                                  09/23/94
Real Estate Equity..................                                  02/01/89
Small Cap Value.....................
Small Cap Growth....................
International Balanced..............
International Equities..............                                  02/01/89
International Opportunities.........
Short-Term U.S. Government..........
Sovereign Bond......................                                  06/02/80
Strategic Bond......................
Money Market........................                                  05/13/82

--------
  * or since inception of the applicable Portfolio or its predecessor.
 ** of the Portfolio or its predecessor.
*** Absent expense reimbursements from John Hancock to certain Portfolios for some periods, total return figures for the related subaccounts would have been lower.

  The Account will show current yield and effective yield figures for the Money Market Subaccount. The current yield of the Money Market Subaccount for a seven-day period (the "base period") will be computed by determining the "net change in value" (calculated as set forth below) of a hypothetical account having a balance of one share at the beginning of the period, dividing the net change in account sales by the value of the account at the beginning of the base period to obtain the base period return, and multiplying the base period return by

365/7 with the resulting yield figure carried to the nearest hundredth of one percent. Net changes in value of a hypothetical account will include net investment income of the account (accrued daily dividends as declared by the Money Market Portfolio, less daily expense charges of the Account) for the period, but will not include realized gains or losses or unrealized appreciation or depreciation on the underlying fund shares. Mortality and expense risk and administrative charges are reflected, but any charge for premium taxes are not.

  The effective yield reflects the effects of compounding and represents an annualization of the current return with all dividends reinvested. The formula for effective yield, as prescribed by the SEC, is:

         Effective yield = [(Base period return + 1)/365/7/] - 1

  For the 7-day period ending December 31, 1996, the Money Market Subaccount's
current yield was   % and its effective yield was     %.

  The Account will calculate current yield for each of the other Subaccounts according to the following formula prescribed by the SEC:

                 Yield    =   2 [([ (a - b)/cd]   + 1)/6/   -  1]
                                    -----------
   where:   a   = dividends and interest earned during the period
            b   = expenses accrued for the period (net of reimbursements)
            c   = the average daily number of shares outstanding during the period that were entitled to received dividends
            d   = the maximum offering price per share on the last day of the period.

  According to this formula, yield is determined by dividing the net investment income per Accumulation Share earned during the period (minus the deduction for mortality and expense risk charge, contract fee, administrative services charge) by the Accumulation Share Value on the last day of the period and annualizing the resulting figure. The calculation is based on specified 30-day periods identified in the advertisement.

                        CALCULATION OF ANNUITY PAYMENTS

  The variable monthly annuity payment to an Annuitant under a Contract is equal to the sum of the products of the number of each subaccount's "Annuity Units" credited to the Contract multiplied by the applicable "Annuity Unit Value," as these terms are defined under "Special Terms" and "Variable Account Valuation Procedures," respectively, in the Account's prospectus. The number of each subaccount's Annuity Units credited to the Contract is multiplied by the applicable Annuity Unit Value as of ten calendar days prior to the date the payment is due. The value of the Annuity Units varies from day to day, depending on the investment performance of the subaccount, the deductions made against the subaccount, and the assumed investment rate used in computing Annuity Unit Values. Thus, the variable monthly annuity payments vary in amount from month to month.

  The amount of the initial variable monthly payment is determined on the assumption that the actual net investment rate of each subaccount used in calculating the Net Investment Factor (as described under "Variable Account Valuation Procedures--Net Investment Factor" in the Account's prospectus) will be equal on an annual basis to the assumed investment rate. If the actual net investment rate between the dates for determining two monthly annuity payments is greater than the assumed investment rate, the latter monthly payment will be larger in amount than the former. On the other hand, if the actual net investment rate between the dates for determining two monthly annuity payments is less than the assumed investment rate, the latter monthly payment will be smaller in amount than the former.

  The mortality tables used as a basis for the annuity purchase rates are the 1983a Mortality Tables, with projections of mortality improvements and with certain age adjustments based on the Contract Year of annuitization. The mortality table used in a Contract purchased in connection with certain employer-related plans and used in all Contracts issued in Montana and Massachusetts will be the Female Annuity Table of the 1983a Mortality Tables. The impact of this change will be lower benefits (5% to 15%) from a male's viewpoint than would otherwise be the case.

  An illustration of the method of calculation of variable monthly annuity payments and the number of Annuity Units under deferred Contracts is shown in the outline that follows.

                        OUTLINE FOR DEFERRED CONTRACTS

A. GENERAL FORMULAE TO DETERMINE ACCUMULATION SHARE VALUES AND ANNUITY UNIT
   VALUES

Net Investment Rate =

                                                  Subaccount Charges (0.002740%
                                                  per Day of the Value of the
Investment     Capital    Capital    Taxes        Subaccount at the Beginning
Income      +  Gains   -  Losses  -  (if any)  -  of the Valuation Period)
-------------------------------------------------------------------------------
       Value of the Subaccount at the Beginning of the Valuation Period

 Net Investment
 Factor         =   1.00000000 + Net Investment Rate

 Accumulation       Accumulation Share Value on             Net Investment
 Share Value    =   Preceding Valuation Date            X   Factor

                    Annuity Unit             Net            Factor to Neutralize
 Annuity Unit       Value on Preceding       Investment     the Assumed
 Value          =   Valuation Date       X   Factor     X   Investment Rate

B. HYPOTHETICAL EXAMPLE ILLUSTRATING THE CALCULATION OF ACCUMULATION SHARE VALUES AND ANNUITY UNIT VALUES

  Assume at the beginning of the Valuation Period being considered, the value of the Subaccount was $4,000,000. Investment income during the Valuation Period totaled $2000 while capital gains were $3000 and capital losses were $1000. No taxes accrued. Charges against the beginning value of the Subaccount amount to $164.40 assuming a one day Valuation Period. The $109.60 was computed by multiplying the beginning Subaccount value of $4,000,000 by the factor 0.00002740. By substituting in the first formula above, the net investment rate is equal to $3890.40 ($2000 + $3000 - $1000 - $109.60) divided by $4,000,000 or 0.0009726. The Net Investment Factor would then be 1.0009726.

  Assume further that each Accumulation Share had a value of $11.250000 on the previous Valuation Date, and the value of an Annuity Unit on such date was $1.0850000. Based upon the experience of the Subaccount during the Valuation Period, the value of an Accumulation Share at the end of the Valuation Period would be $11.260942 ($11.250000 x 1.0009726). The value of an Annuity Unit at the end of the Valuation Period would be $1.085953 ($1.0850000 x 1.0009726 x
 .99990575). The final figure, .99990575, neutralizes the effect of a 3 1/2% assumed investment rate so that the Annuity Unit recognizes only the actual investment experience.

C. GENERAL FORMULAE TO DETERMINE AMOUNT OF MONTHLY VARIABLE ANNUITY PAYMENTS AND NUMBER OF ANNUITY UNITS FOR DEFERRED CONTRACTS

Amount of the First Variable Annuity Payment =

                                                                        First
                                                                       Monthly
Number of                                                              Annuity
Accumulation                    Accumulation Share Value               Payment
Shares Applied       X          10 Days Before Maturity Date    X       Factor
-------------------------------------------------------
                                    $1,000

Number of
Annuity Units        =          Amount of First Variable Annuity Payment
                              -------------------------------------------------
                              Annuity Unit Value 10 Days Before Maturity Date

Amount of                                                   Annuity Unit
Subsequent Variable                                         Value 10 Days Before
Annuity Payment      =        Number of Annuity Units   X   Payment Date

D. HYPOTHETICAL EXAMPLE ILLUSTRATING THE CALCULATION OF THE AMOUNT OF MONTHLY VARIABLE ANNUITY PAYMENT FOR DEFERRED CONTRACTS

  Assume that 10 days before the date of maturity a Contract has credited to it 4000.000 Accumulation Shares each having a value of $12.000000. The appropriate annuity purchase rate in the Contract for an assumed investment rate of 3 1/2% is $5.47 per $1000 of proceeds for the Annuity Option elected. The Annuitant's first monthly payment would then be $262.56.

        4000.000           X               $12.000000       X       5.47
        ----------------------------------------------
                         $1000

  If the value of an Annuity Unit 10 days before the date of maturity was $1.4000000, the number of Annuity Units represented by the first and subsequent payments would be $187.543 ($262.56/$1.4000000). If the Annuity Unit Value 10 days before the due date of the second monthly payment was $1.405000, the amount of the second payment would be $263.50 (187.543 x $1.405000).

                             FINANCIAL STATEMENTS

                          [To be added by amendment.]

                      [LOGO OF JOHN HANCOCK APPEARS HERE]


 CONTRACTS ISSUED BY JOHN HANCOCK VARIABLE LIFE INSURANCE COMPANY 200 CLARENDON
                      STREET, BOSTON, MASSACHUSETTS 02117

                           PART C. OTHER INFORMATION

ITEM 24. FINANCIAL STATEMENTS AND EXHIBITS

(A) FINANCIAL STATEMENTS

  1.    Condensed Financial Information (Part A) (To be filed by amendment.)
  2.    Statement of Assets and Liabilities, John Hancock Variable Annuity
        Account I, at December 31, 1996. (Part B) (To be filed by amendment.)
  3.    Statement of Operations, John Hancock Variable Annuity Account I, for
        the period ended December 31, 1996. (Part B) (To be filed by amendment.)
  4.    Statement of Changes in Net Assets, John Hancock Variable Annuity I,
        for the period ended December 31, 1996. (Part B) (To be filed by amendment.)
  5.    Notes to Financial Statements, John Hancock Variable Annuity Account I.
        (Part B) (To be filed by amendment.)
  6.    Statement of Financial Position, John Hancock Variable Life Insurance
        Company, at December 31, 1996 and December 31, 1995. (Part B) (To be filed by amendment.)
  7.    Summary of Operations and Unassigned Deficit, John Hancock Variable
        Life Insurance Company, for each of the two years in the period ended
        December 31, 1996. (Part B) (To be filed by amendment.)
  8.    Statement of Cash Flows, John Hancock Variable Life Insurance Company,
        for each of the two years in the period ended December 31, 1996. (Part
        B) (To be filed by amendment.)
  9.    Notes to Financial Statements, John Hancock Variable Life Insurance
        Company. (Part B) (To be filed by amendment.)

(B) EXHIBITS:

  1.    JHVLICO Board Resolution establishing John Hancock Variable Annuity
        Account I, dated June 15, 1994.
  2.    Not Applicable.
  3.(a) Distribution Agreement by and between John Hancock Distributors, Inc., and John Hancock Variable Life Insurance Company. (To be filed by amendment.)
  4.    Form of periodic payment deferred annuity contract.
  5.    Form of annuity contract application.  (To be filed by amendment.)
  6.(a) Certificate of Incorporation of John Hancock Variable Life
        Insurance Company.
  6.(b) By-Laws of John Hancock Variable Life Insurance Company.

  7.    Not Applicable.
  8.    Not Applicable.
  9. Opinion and Consent of Counsel as to legality of interests being offered.
 10.(a) Consent of Independent Auditors. (To be added by amendment.)
 10.(b) Representation of Counsel (To be added by amendment.)
 11.    Not Applicable.
 12.    Not Applicable.
 13. Diagram of Subsidiaries of John Hancock Mutual Life Insurance Company, incorporated by reference from Post-Effective Amendment No. 13 to Form
        N-1A Registration Statement of John Hancock Variable Series Trust I
        (File No. 33-2081) filed April 24, 1996.
 14. Copies or Powers of attorney, incorporated by reference from Post-Effective Amendment No. 1 to Form N-4 Registration Statement of
        John Hancock Variable Annuity Account I (File No. 33-82648), filed
        April 25, 1995.

ITEM 25. DIRECTORS AND OFFICERS OF THE DEPOSITOR

DIRECTORS

   NAME                                 POSITION WITH DEPOSITOR
   ----                                 -----------------------
   David F. D'Alessandro............... Chairman of the Board and President
   Henry D. Shaw....................... Vice Chairman of the Board and President
   Thomas J. Lee....................... Director
   Robert R. Reitano................... Director
   Ronald J. Bocage.................... Director and Counsel
   Joseph A. Tomlinson................. Director and Vice President
   Michele G. VanLeer.................. Director
   John M. DeCiccio.................... Director
   Barbara L. Luddy.................... Director and Actuary
   Robert S. Paster.................... Director

EXECUTIVE OFFICERS OTHER THAN DIRECTORS
   Daniel L. Ouellette................. Vice President, Marketing
   Patrick F. Smith.................... Controller

  All of the above-named officers and directors can be contacted at the following business address: John Hancock Variable Life Insurance Company, John Hancock Place, P.O. Box 111, Boston, MA 02117.

ITEM 26. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH REGISTRANT

  Registrant is a separate account of JHVLICO, operated as a unit investment trust. Registrant supports benefits payable under JHVLICO's variable annuity contracts by investing in shares of John Hancock Variable Series Trust I (the "Fund") a "series" type of mutual fund, registered under the Investment Company Act of 1940 (the "Act") as an open-end management investment company. The Registrant and other separate accounts of John Hancock and JHVLICO own all of the Fund's outstanding shares. The purchasers of variable annuity and variable life insurance contracts, in connection with which the Fund is used, will have the opportunity to instruct John Hancock and JHVLICO with respect to the voting of the shares of the Series Fund held by Registrant as to certain matters. Subject to the voting instructions, JHVLICO directly controls Registrant.

  A diagram of the subsidiaries of John Hancock is incorporated by reference from Exhibit 17 to Post-Effective Amendment No. 13 to Form N-1A Registration Statement of John Hancock Variable Series Trust I (File No. 33-2081) filed April 24, 1996.

ITEM 27. NUMBER OF CONTRACT OWNERS

  Because no Contracts have yet been sold, there are no Contract Owners.

ITEM 28. INDEMNIFICATION

  Article X of the By-Laws of JHVLICO provides indemnification to each present and former trustee, officer, and employee of JHVLICO against litigation expenses and liabilities incurred while acting as such, subject to limitations of law, including under the Act. No indemnification shall be paid if a director or officer is finally adjudicated not to have acted in good faith in the reasonable belief that his action was in the best interest of JHVLICO. JHVLICO may pay expenses incurred in defending an action or claim in advance of its final disposition, but only upon receipt of an undertaking by the person indemnified to repay such amounts if he or she should be determined not be entitled to indemnification.

  Reference is made to Article VI of the ByLaws of the Fund, filed as Exhibit 2 to Post Effective Amendment No. 2 to the Fund's Registration Statement (File No. 33-2081) dated April 12, 1988, which provides that the Fund shall indemnify or advance any expenses to the trustees, shareholders, officers, or employees of the Fund to the extent set forth in the Declaration of Trust.

  Sections 6.3 through 6.17 of the Declaration of Trust, included as Exhibit 1 to the Fund's Post Effective Amendment No. 2, relate to the indemnification of trustees, shareholders, officers, and employees. It is provided that the Registrant shall indemnify any trustee made a party to any proceeding by reason of service in that capacity if the trustee (a) acted in good faith and
(b) reasonably believed, (1) in the case of conduct in the trustee's official capacity with the Fund, that the conduct was in the best interest of the Fund and (2) in all other cases, that the conduct was at least not opposed to the best interests of the Fund, and (c) in the case of any criminal proceeding, the Fund shall indemnify the trustee if the trustee acted in good faith and had no reasonable cause to believe that the conduct was unlawful. Indemnification may not be made by the Fund unless authorized in each case by a determination by the Board of Trustees or by special legal counsel or by the shareholders. Neither indemnification nor advancement of expenses may be made if the trustee or officer has incurred liability by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of duties involved in the conduct of his office ("Disabling Conduct"). The means for determining whether indemnification shall be made shall be (1) a final decision on the merits by a court or other body before whom the proceeding was brought that the person to be indemnified was not liable by reason of Disabling Conduct or (2) in the absence of such a decision, a reasonable determination, based upon a review of the facts, that such person was not liable by reason of Disabling Conduct. Such latter determination may be made either (a) by the vote of a majority of a quorum of Trustees of the Fund who are neither "interested" persons of the Fund (as defined in the Act) nor parties to the proceeding or (b) by an independent legal counsel in a written opinion. The advancement of legal expenses may not occur unless the trustee or officer agrees to repay the advance (unless it is ultimately determined that he is entitled to indemnification) and at least one of three conditions is satisfied: (1) he provides security for his agreement to repay, (2) the Fund is insured against loss by reason of lawful advances, or (3) a majority of a quorum of the Trustees of the Fund who are not interested persons and are not parties to the proceedings, or independent counsel in a written opinion, determine that there is reason to believe that the trustees or officer will be found entitled to indemnification.

  Similar types of provisions dealing with the indemnification of the Fund's officers and trustees are hereby incorporated by reference from documents previously filed with the Commission, specifically, Section 14 of the Investment Management Agreement by and between John Hancock Variable Series Trust I and John Hancock Mutual Life Insurance Company (Exhibit 5.f. to Post-Effective Amendment No. 4 to the Registration Statement of the Fund (File No. 33-2081) dated April, 1989), Section 14 of the Investment Management Agreement by and between John Hancock Variable Series Trust I and John Hancock Mutual Life Insurance Company (Exhibit 5.a. to the Fund's Registration Statement (File No. 33-2081) dated December 11, 1985), Section 14 of the Investment Management Agreement by and between John Hancock Variable Series Trust and John Hancock Mutual Life Insurance Company (Exhibit 5.g. to Post-Effective Amendment No. 9 to the Fund's Registration Statement (File No. 33-2081) dated March 2, 1994), Section 7 of the Underwriting and Administrative Services Agreement by and between John Hancock Variable Series Trust I and John Hancock Mutual Life Insurance Company (Exhibit 6 to Post-Effective Amendment No. 4 to the Registration Statement of the Fund (File No. 33-2081) dated April, 1986, and
Section 15 of the Transfer Agency Agreement by and between John Hancock Variable Series Trust I and John Hancock Mutual Life Insurance Company (Exhibit 9 to Pre-Effective Amendment No. 1 to the Registration Statement of the Fund (File No. 33-2081) dated March 13, 1986).

  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the foregoing provisions or otherwise, the Registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in that Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by a controlling precedent, submit to a court of appropriate jurisdiction the question of whether indemnification by it is against public policy as expressed in that Act and will be governed by the final adjudication of such issue.

ITEM 29. PRINCIPAL UNDERWRITERS

    (a) John Hancock Distributors, Inc., is the principal underwriter for the Fund, John Hancock Variable Annuity Accounts U and V, and John Hancock Variable Life Accounts U, V, and S, and John Hancock Mutual Variable Life Insurance Account UV.

    (b) In response to this item, the response to Item 25 is hereby incorporated by reference.

    (c) The information under "Distribution Agreements and Other Services-- Distribution Agreement" in the statement of additional information forming a part of this registration statement is incorporated herein by reference.

ITEM 30. LOCATION OF ACCOUNTS AND RECORDS

  The following entities prepare, maintain, and preserve the records required by Section 31(a) of the Act for the Registrant and the Fund (as indicated below) through written agreements between the parties to the effect that such services will be provided to the Registrant and/or the Fund for such periods prescribed by the Rules and Regulations of the Commission under the Act and such records will be surrendered promptly on request:

    John Hancock Distributors, Inc. ("Distributors"), John Hancock Place, Boston, Massachusetts 02117, serves as Registrant's distributor and principal underwriter and, in such capacities, keeps records regarding shareholders account records, cancelled stock certificates. JHVLICO (at the same address) in its capacity as Registrant's depositor, and John Hancock (at the same address) in its capacities as Registrant's investment adviser and transfer agent, keep all other records required by Section 31(a) of the Act.

ITEM 31. MANAGEMENT SERVICES

  Not applicable.

ITEM 32. UNDERTAKINGS

    (a) Registrant hereby undertakes to file a post-effective amendment to this Registration Statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted.

    (b) Registrant hereby undertakes to include as part of any application to purchase a contract offered by the prospectus a space that an applicant can check to request a Statement of Additional Information.

    (c) Registrant hereby undertakes to deliver any Statement of Additional Information and any financial statements required to be made available under Form N-4 promptly upon written or oral request.

    (d) Registrant represents that, in connection with the sale of the Contracts offered pursuant to this registration statement, it has complied with the conditions of the SEC no-action letter regarding the purchase of variable annuity contracts under retirement plans meeting the requirements of Section 403(b) of the Internal Revenue Code (American Council of Life Insurance (pub. avail. Nov. 28, 1988)). Specifically, Registrant has (1) included appropriate disclosure regarding the redemption restrictions imposed by Section 403(b)(11) in the prospectus; (b) included appropriate disclosure regarding the redemption restrictions imposed by Section 403(b)(11) in any sales literature used in connection with the offer of the Contracts; (3) instructed sales representatives specifically to bring the redemption restrictions imposed by Section 403(b)(11) to the attention of potential plan participants; and (4) obtained from each plan participant who purchases a Section 403(b) annuity contract, prior to or at the time of such purchase, a signed statement acknowledging the participant's understanding of (a) the restrictions on redemptions imposed by Section 403(b)(11) and (b) the investment alternatives available under the employer's Section 403(b) arrangement to which the participant may elect to transfer his contract value.

                                  SIGNATURES

  AS REQUIRED BY THE SECURITIES ACT OF 1933 AND THE INVESTMENT COMPANY ACT OF 1940, REGISTRANT HAS CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF, IN THE CITY OF BOSTON AND THE COMMONWEALTH OF MASSACHUSETTS ON THIS 25TH DAY OF NOVEMBER, 1996.

                                          John Hancock Variable Annuity
                                           Account I (Registrant)

                                          By John Hancock Variable Life
                                           Insurance Company

                                                     /s/ Henry D. Shaw
                                          By __________________________________
                                            HENRY D. SHAW VICE CHAIRMAN OF THE
                                                    BOARD AND PRESIDENT

                                          John Hancock Variable Life Insurance
                                           Company (Depositor)

                                                     /s/ Henry D. Shaw
                                          By __________________________________
                                            HENRY D. SHAW VICE CHAIRMAN OF THE
                                                    BOARD AND PRESIDENT

  AS REQUIRED BY THE SECURITIES ACT OF 1933 AND THE INVESTMENT COMPANY ACT OF 1940, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THEIR CAPACITIES WITH JOHN HANCOCK VARIABLE LIFE INSURANCE COMPANY AND ON THE DATES INDICATED.

              SIGNATURE                        TITLE                 DATE

        /s/ Patick F. Smith            Controller                11 - 25 - 96
-------------------------------------   (Acting Principal
          PATRICK F. SMITH              Financial Officer
                                        and Principal
                                        Accounting Officer)

        /s/ Ronald J. Bocage           Director                  11 - 25 - 96
------------------------------------
          RONALD J. BOCAGE

          /s/ Henry D. Shaw            Vice Chairman of the      11 - 25 - 96
-------------------------------------   Board and President
   HENRY D. SHAWFOR HIMSELF AND AS      (Principal
          ATTORNEY-IN-FACT              Executive Officer)

FOR: David F. D'Alessandro  Chairman of the Board
   Thomas J. LeeDirector
   Robert R. ReitanoDirector
   Michele G. Van LeerDirector
   Barbara L. Luddy Director

                               INDEX TO EXHIBITS

                                    FORM N-4

                    JOHN HANCOCK VARIABLE ANNUITY ACCOUNT I

 EXHIBITS
 --------
1.        JHVLICO Board Resolution Establishing John Hancock Variable Annuity
          Account I.

4.        Form of Periodic Payment Deferred Annuity Contract.

6.(a)     Certiificate of Incorporation of John Hancock Variable Life Insurance
          Company.

6.(b)     By-Laws of John Hancock Variable Life Insurance Company.

9.        Opinion of Counsel.
